Filed pursuant to Rule 424(b)(2). Based upon the registration of $250 million of Senior Secured Bonds to be offered by means of this prospectus supplement and the accompanying prospectus under the amended registration statement filed March 9, 2007, a filing fee of $7,675 has been calculated in accordance with Rule 457(r). This fee has been previously transmitted to the SEC. This paragraph shall be deemed to update the “Calculation of Registration Fee” table in the registration statement referred to in the second sentence above.

Filed Pursuant to Rule 424(b)(2)
File Number 333-132574-03

PROSPECTUS SUPPLEMENT
(To Prospectus dated March 9, 2007)
$250,000,000

PPL Electric Utilities Corporation
6.45% Senior Secured Bonds Due 2037

PPL Electric Utilities Corporation (“PPL Electric”) is offering its Senior Secured Bonds, 6.45% Series due 2037 (the “Bonds”). Interest on the Bonds will be payable on February 15 and August 15 of each year, commencing February 15, 2008, and at Maturity (as hereinafter defined), as further described in this prospectus supplement. The Bonds will mature on August 15, 2037, unless redeemed on an earlier date. The Bonds will be redeemable at our option, in whole at any time or in part from time to time, as described herein. See “Description of the Bonds — Redemption.”

The Bonds will initially have the benefit of a first mortgage lien on substantially all of our electric distribution properties and certain of our electric transmission properties as described in this prospectus supplement and in the accompanying prospectus. As further described in this prospectus supplement, the security for the Bonds may be released in certain circumstances and subject to certain conditions. Upon any such release, the Bonds will cease to be secured and will become our unsecured general obligations. At such time, we will be subject to certain restrictions on our ability to issue secured debt. See “Description of the Bonds — Security — Discharge of Lien; Release Date” herein.

Investing in the Bonds involves certain risks. See “Risk Factors” beginning on page S-6 of this prospectus supplement and on page 4 of the accompanying prospectus.

These securities have not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) or any state securities commission, nor has the SEC or any state securities commission determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

	Price to	Underwriting	Proceeds, Before
	Public(1)	Discount	Expenses, to Us(1)

Per Bond	99.973%	.875%	99.098%
Total	$249,932,500	$2,187,500	$247,745,000

(1)	Plus accrued interest, if any, from date of issuance.

The underwriters expect to deliver the Bonds to the purchasers in book-entry form through the facilities of The Depository Trust Company on or about August 13, 2007.

Joint Book-running Managers

BNP PARIBAS	Credit Suisse	Scotia Capital

Co-Managers

ABN AMRO Incorporated	BNY Capital Markets, Inc.	Lazard Capital Markets

The date of this prospectus supplement is August 8, 2007

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date after the date of this prospectus supplement.

Prospectus Supplement

As used in this prospectus, the terms “we,” “our” and “us” may, depending on the context, refer to PPL Electric or to PPL Electric together with PPL Electric’s consolidated subsidiaries, taken as a whole.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is part of a registration statement that PPL Electric has filed with the SEC utilizing a “shelf” registration process. Under this shelf process, we are offering to sell the Bonds using this prospectus supplement and the accompanying prospectus. This prospectus supplement describes the specific terms of this offering. The accompanying prospectus and the information incorporated by reference therein describe our business and give more general information, some of which may not apply to this offering. Generally, when we refer only to the “prospectus,” we are referring to both parts combined. You should read this prospectus supplement together with the accompanying prospectus before making a decision to invest in the Bonds. If the information in this prospectus supplement or the information incorporated by reference in this prospectus supplement is inconsistent with the accompanying prospectus, the information in this prospectus supplement or the information incorporated by reference in this prospectus supplement will apply and will supersede that information in the accompanying prospectus.

Certain affiliates of PPL Electric, specifically PPL Corporation, PPL Energy Supply, LLC and PPL Capital Funding, Inc., have also registered their securities on the “shelf” registration statement referred to above. However, the Bonds are solely obligations of PPL Electric, and not of PPL Corporation or any of PPL Corporation’s other subsidiaries or any other affiliate of PPL Electric. None of PPL Corporation, PPL Energy Supply, LLC or PPL Capital Funding, Inc. or any of PPL Electric’s subsidiaries or other affiliates will guarantee or provide any credit support for the Bonds.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

PPL Electric files reports and other information with the SEC. You may obtain copies of this information by mail from the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

PPL Electric’s Internet Web site is www.pplelectric.com. Our parent, PPL Corporation, maintains an Internet Web site at www.pplweb.com. On the Investor Center page of that Web site, PPL Corporation provides access to SEC filings of PPL Electric free of charge, as soon as reasonably practicable after filing with the SEC. Neither the information at PPL Electric’s Web site nor the information at PPL Corporation’s Web site is incorporated in this prospectus supplement by reference, and you should not consider it a part of this prospectus supplement. PPL Electric’s filings are also available at the SEC’s Web site (www.sec.gov).

In addition, reports and other information concerning PPL Electric can be inspected at its offices at Two North Ninth Street, Allentown, Pennsylvania 18101-1179.

Incorporation by Reference

PPL Electric will “incorporate by reference” information into this prospectus supplement by disclosing important information to you by referring you to other documents that it files separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement, and later information that we file with the SEC will automatically update and supersede that information. This prospectus supplement incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about PPL Electric.

SEC Filings	Period/Date

Annual Report on Form 10-K	Year ended December 31, 2006
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2007 and June 30, 2007
Current Reports on Form 8-K	Filed on January 31, 2007, March 28, 2007, April 3, 2007, May 9, 2007, May 16, 2007 and July 26, 2007
Notice of Annual Meeting and Information Statement	Filed April 30, 2007

Additional documents that PPL Electric files with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, between the date of this prospectus supplement and the termination of the offering of the Bonds are also incorporated herein by reference.

PPL Electric will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus supplement has been delivered, a copy of any and all of its filings with the SEC. You may request a copy of these filings by writing or telephoning PPL Electric at:

Two North Ninth Street
Allentown, Pennsylvania 18101-1179
Attention: Investor Services Department
Telephone: 1-800-345-3085

SUMMARY

The following summary contains information about the offering by PPL Electric of its Bonds. It does not contain all of the information that may be important to you in making a decision to purchase the Bonds. For a more complete understanding of PPL Electric and the offering of the Bonds, we urge you to read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein carefully, including the “Risk Factors” sections and our financial statements and the notes to those statements.

The Offering

Issuer	PPL Electric Utilities Corporation

Securities Offered	$250,000,000 aggregate principal amount of PPL Electric’s Senior Secured Bonds, 6.45% Series due 2037

Stated Maturity Date	August 15, 2037

Interest Payment Dates	Interest on the Bonds will be payable on February 15 and August 15 of each year, commencing on February 15, 2008 and at Maturity, or upon earlier redemption.

Interest Rate	6.45% per annum

Redemption	The Bonds may be redeemed at our option, in whole at any time or in part from time to time, at the redemption prices set forth in this prospectus supplement. The Bonds will not be entitled to the benefit of any sinking fund or other mandatory redemption and will not be repayable at the option of the Holder of a Bond prior to the Stated Maturity Date. See “Description of the Bonds — Redemption.”

Ranking; Security	The Bonds will be initially secured by:

• first mortgage bonds issued under our 1945 first mortgage indenture (the “1945 Mortgage,” as further described in this prospectus supplement), which, subject to certain exceptions described in this prospectus supplement, constitutes a first mortgage lien on substantially all of our electric distribution properties and certain of our electric transmission properties, and

• the lien of the Indenture (as hereinafter defined) under which the Bonds will be issued on substantially all of our tangible electric distribution properties and certain of our electric transmission properties, which lien is junior to the lien of the 1945 Mortgage, subject in such case to exceptions and exclusions, as described in this prospectus supplement.

Release of the Lien of the 1945 Mortgage. Under certain circumstances described in this prospectus supplement, the first mortgage bonds issued under our 1945 Mortgage (sometimes called the “1945 Mortgage Bonds”) and the lien of the 1945 Mortgage may be discharged. Upon such a discharge and subject to certain exceptions described in this prospectus supplement, the lien of the Indenture will become a direct first mortgage lien on our electric distribution properties and certain of our electric transmission properties (subject to certain exceptions and exclusions, as described herein).

Release of the Lien of the Indenture. Upon the Release Date described in this prospectus supplement, the lien of the Indenture may be released and discharged, subject to certain conditions. Upon the Release Date, the Bonds will cease to be secured and will become our unsecured general obligations. Upon the Release Date, we will be subject to certain restrictions on our ability to issue secured debt as described in this prospectus supplement. See “Description of the Bonds — Security — Discharge of Lien; Release Date.”

Listing	We do not intend to list the Bonds on any securities exchange.

Form and Denomination	The Bonds will be initially issued in the form of one or more global securities, without coupons, in denominations of $1,000 and integral multiples in excess thereof, and deposited with the Trustee (as hereinafter defined) on behalf of The Depository Trust Company (“DTC”), as depositary, and registered in the name of DTC or its nominee. See “Description of the Bonds — General” and “Description of the Bonds — Book-Entry Only Issuance — The Depository Trust Company.”

Use of Proceeds	We plan to use the net proceeds from the sale of the Bonds, together with cash on hand, to pay at maturity $255 million outstanding aggregate principal amount of our Senior Secured Bonds, 5 7/8% Series, due August 15, 2007.

Ratings	Our senior secured debt is currently rated A− by Standard & Poor’s Ratings Services, A3 by Moody’s Investors Service, Inc. and A− by Fitch Ratings. A credit rating reflects an assessment by the rating agency of the creditworthiness associated with an issuer and particular securities that it issues. These ratings are not a recommendation to buy, sell or hold any securities of PPL Electric. Such ratings may be subject to revisions or withdrawal by these agencies at any time and should be evaluated independently of each other and any other rating that may be assigned to the securities.

Reopening of the Series	We may, without the consent of the Holders of the Bonds, increase the principal amount of the series and issue additional bonds of such series having the same ranking, interest rate, maturity and other terms as the Bonds, other than the date of initial issuance and, in some circumstances, the initial interest accrual date and the initial interest payment date. Any such additional bonds may, together with the Bonds, constitute a single series of securities under the Indenture. See “Description of the Bonds — General.”

Governing Law	The Bonds and the Indenture are governed by the laws of the State of New York, except to the extent the Trust Indenture Act shall be applicable and except where otherwise required by law. The effectiveness of the lien of the Indenture, and the perfection and priority thereof, will be governed by Pennsylvania law.

RISK FACTORS

Before making a decision to invest in the Bonds, you should carefully consider the risk factors described below, the risk factors described on page 4 of the accompanying prospectus, and the risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2006, beginning on page 10, as well as the other information included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

Risks Relating to PPL Electric’s Business

Regulators may not approve the rates we request.

Our Pennsylvania delivery businesses are rate-regulated. While such regulation is generally premised on the recovery of prudently incurred costs, including energy supply costs for our Provider of Last Resort, or “PLR,” customers, and a reasonable rate of return on invested capital, the rates that we may charge our delivery customers are subject to authorization of the applicable regulatory authorities, and there is no guarantee that the rates authorized by regulators will match our actual costs or provide a particular return on invested capital at any given time. In March 2007, PPL Electric filed a request with the Pennsylvania Public Utility Commission (the “PUC”) to increase distribution rates by approximately $84 million (subsequently amended to $77 million). The PUC’s review of the distribution rate request is expected to take about nine months. The proposed distribution rate increase, as amended, would result in a 2.4% increase over PPL Electric’s present rates and would be effective January 1, 2008. There can be no assurances that our request will be granted.

Our distribution and transmission facilities may not operate as planned, which may increase our expenses or decrease our revenues and, thus, have an adverse effect on our financial performance.

Our ability to manage operational risk with respect to our distribution and transmission systems is critical to the financial performance of our delivery business. Our delivery business also faces several risks, including the breakdown or failure of or damage to equipment or processes (especially due to severe weather or natural disasters), accidents and labor disputes. Operation of our delivery systems below our expectations may result in lost revenues or increased expenses, including higher maintenance costs.

PPL Electric bears certain credit and performance risks in connection with its PLR supply agreements.

In order to mitigate the risk that we would not be able to obtain adequate energy supply, through 2009, at the predetermined capped rates we may charge our retail customers who do not choose an alternate competitive supplier of electricity under the Customer Choice Act (“PLR Customers”), we entered into PUC-approved, full requirements energy supply agreements with PPL EnergyPlus at these capped rates. Under one of the PLR contracts, we are required to make performance assurance deposits with PPL EnergyPlus when the market price of electricity is less than the contract price by more than our contract collateral threshold. Conversely, PPL EnergyPlus is required to make performance assurance deposits with us when the market price of electricity is greater than the contract price by more than its contract collateral threshold. Over the past few years, market prices for electricity have exceeded the contract price, and we estimated that, at June 30, 2007, the market price of electricity exceeded the contract price in total by approximately $2.9 billion. Accordingly, at June 30, 2007, PPL EnergyPlus was required to provide us performance assurance of $300 million, the maximum amount required under the contract. If PPL EnergyPlus was unable to satisfy its energy supply obligations to us under these PLR contracts, we would be required to obtain energy supply in the wholesale market at then-current market rates to meet our PLR obligation. While the Customer Choice Act provides generally for PLR costs to be borne by customers, it is not clear whether we would be able to pass on to our customers any costs of this replacement energy supply that exceed the predetermined capped rates.

In May 2007, the PUC approved our plan to procure default electricity supply in 2010 for PLR Customers after the expiration of our PLR contract with PPL EnergyPlus described above. Under the plan, we will issue a series of competitive bids for such supply in 2007, 2008 and 2009. The price customers pay in 2010 will result from a blend of contracts from these competitive bids. In July 2007, we conducted the first competitive solicitation, for 850 MW of generation supply or one-sixth of the expected supply requirements for PLR Customers in 2010. The PUC has approved the solicitation results, and we have entered into new supply agreements with the successful bidders.

Under our standard Supply Master Agreement for the bid solicitation process, we require all suppliers to post collateral covering the amount (the “credit exposure”) by which market prices of electricity exceed the contract price once credit exposures exceed defined credit limits ranging from zero to $75 million. In no instance are we required to post collateral to suppliers under these supply contracts. If a supplier was unable to satisfy its energy supply obligations to us under the Supply Master Agreement, we would be required to obtain energy supply in the wholesale market at then-current market rates to meet our PLR obligation. Although the credit and collateral provisions of the supply agreements are intended to mitigate our credit exposure under such circumstances, the cost to acquire such energy could exceed the contract price. Although the Customer Choice Act provides generally for PLR costs to be borne by customers, it is not clear whether, if the collateral were not sufficient to cover any such excess, we would be able to pass on to our PLR Customers costs of replacement energy supply that exceed the original contract costs.

In May 2007, the PUC also approved final regulations regarding the obligation of Pennsylvania electric utilities to provide default electricity supply in 2011 and beyond. The new regulations provide that default service providers will acquire electricity supply at prevailing market prices pursuant to procurement and implementation plans approved by the PUC. The regulations also address the utilities’ recovery of market supply costs. The final regulations will become effective after review by several other state agencies and official publication in Pennsylvania.

Risks Relating to the Bonds

The lien of the Indenture could be released and the Bonds could become our unsecured obligations. The release of such liens could have an adverse effect on the value of the Bonds.

On and after the Release Date, the Bonds will become our unsecured general obligations ranking equally with our other unsecured and unsubordinated indebtedness. See “Description of the Bonds — Security — Discharge of Lien; Release Date” herein. It is possible that the release of the lien of the Indenture could have an adverse effect on the market value of the Bonds.

An active trading market for the Bonds may not develop.

The Bonds are new securities and we do not intend to apply for listing of the Bonds on any securities exchange. We cannot assure that an active trading market for the Bonds will develop. There can be no assurances as to the liquidity of any market that may develop for the Bonds, the ability of Holders to sell their Bonds or the price at which the Holders will be able to sell their Bonds. Future trading prices of the Bonds will depend on many factors including, among other things, prevailing interest rates, our operating results and the market for similar securities.

USE OF PROCEEDS

We plan to use the net proceeds from the sale of the Bonds, together with cash on hand, to pay at maturity $255 million outstanding aggregate principal amount of PPL Electric’s Senior Secured Bonds, 5 7/8% Series, due August 15, 2007.

CAPITALIZATION

The following table sets forth our historical unaudited consolidated cash and cash equivalents and capitalization as of June 30, 2007

•	on an actual basis; and

•	on an as adjusted basis to give effect to (i) the issuance of the Bonds in this offering and (ii) the application of the estimated net proceeds of approximately $248 million, together with cash on hand, to pay at maturity our existing Senior Secured Bonds, 5 7/8% Series, due August 15, 2007.

This table should be read in conjunction with our consolidated financial statements, the notes related thereto and the financial and operating data incorporated by reference into this prospectus supplement and the accompanying prospectus.

	As of June 30, 2007
	Actual	As Adjusted
	(In millions)

Cash and cash equivalents	$17	$10

Long-term debt, including current portion	$1,821	$1,566
Bonds offered hereby		250

Total long-term debt	1,821	1,816

Total shareowners’ equity	1,569	1,569

Total capitalization	$3,390	$3,385

DESCRIPTION OF THE BONDS

The following summary description sets forth certain terms and provisions of the Bonds that we are offering by this prospectus supplement. Because this description is a summary, it does not describe every aspect of the Bonds or the Indenture under which the Bonds will be issued, as described below. The form of Indenture is filed as an exhibit to the registration statement of which the accompanying prospectus is a part. The Indenture and its associated documents contain the full legal text of the matters described in this section. This summary is subject to and qualified in its entirety by reference to all of the provisions of the Bonds and the Indenture, including definitions of certain terms used in the Indenture. We also include references in parentheses to certain sections of the Indenture. Whenever we refer to particular sections or defined terms of the Indenture in this prospectus supplement, such sections or defined terms are incorporated by reference herein. The Indenture has been qualified under the Trust Indenture Act, and you should refer to the Trust Indenture Act for provisions that apply to the Bonds.

General

The Bonds will be issued as a series of debt securities under our Indenture, dated as of August 1, 2001 (as such indenture has been and may be amended and supplemented from time to time, the “Indenture”), to The Bank of New York (as successor to JPMorgan Chase Bank, N.A. (formerly known as The Chase Manhattan Bank)), as trustee (the “Trustee”). We may issue an unlimited amount of Bonds or other debt securities under the Indenture. The Bonds and all other debt securities issued previously or hereinafter under the Indenture are collectively referred to herein as the “Indenture Securities.”

The Bonds will be issued upon the basis of an equal principal amount of first mortgage bonds issued under the 1945 Mortgage and delivered to the Trustee under the Indenture. At June 30, 2007, we could have issued approximately $687 million of first mortgage bonds against the retirement or cancellation of previously outstanding first mortgage bonds under our 1945 Mortgage.

The Bonds will be issued in fully registered form only, without coupons. The Bonds will be initially represented by one or more fully registered global securities (the “Global Securities”) deposited with the Trustee, as custodian for DTC, as depositary, and registered in the name of DTC or DTC’s nominee. A beneficial interest in a Global Security will be shown on, and transfers or exchanges thereof will be effected only through, records maintained by DTC and its participants, as described below under “— Book-Entry Only Issuance — The Depository Trust Company.” The authorized denominations of the Bonds will be $1,000 and any larger amount that is an integral multiple of $1,000. Except in limited circumstances described below, the Bonds will not be exchangeable for Bonds in definitive certificated form.

The Bonds are initially being offered in one series in the principal amount of $250,000,000. We may, without the consent of the Holders of the Bonds, increase the principal amount of the series and issue additional bonds of such series having the same ranking, interest rate, maturity and other terms (other than the date of issuance and, in some circumstances, the initial interest accrual date and initial interest payment date) as the Bonds. Any such additional bonds may, together with the Bonds, constitute a single series of securities under the Indenture. The Bonds and any additional bonds subsequently issued under the Indenture of the same series and having the same terms as the Bonds offered hereby may be treated as a single class for all purposes under the Indenture, including, without limitation, voting waivers and amendments.

Maturity; Interest

The Bonds will mature on August 15, 2037 (the “Stated Maturity Date”) and will bear interest from the date of issuance at a rate of 6.45% per annum. Interest will be payable on each February 15 and August 15 of each year (each, an “Interest Payment Date”), commencing on February 15, 2008, and at Maturity (whether at the Stated Maturity Date, upon redemption, or otherwise) (“Maturity”). Subject to certain exceptions, the Indenture provides for the payment of interest on an Interest Payment Date only to persons in whose names the Bonds are registered at the close of business on the Regular Record Date, which will be the January 31 and July 31 (whether or not a Business Day), as the case may be, immediately preceding the applicable Interest Payment Date; except that interest payable at Maturity will be paid to the person to whom principal is paid.

Interest on the Bonds will be calculated on the basis of a 360-day year of twelve 30-day months, and with respect to any period less than a full calendar month, on the basis of the actual number of days elapsed during the period.

Payment

So long as the Bonds are registered in the name of DTC, as depository for the Bonds as described herein under “Book-Entry Only Issuance — The Depository Trust Company” or DTC’s nominee, payments on the Bonds will be made as described therein.

If we default in paying interest on a Bond, we will pay such defaulted interest either

•	to Holders as of a special record date between 10 and 15 days before the proposed payment; or

•	in any other lawful manner of payment that is consistent with the requirements of any securities exchange on which the Bonds may be listed for trading. (See Section 307.)

We will pay principal of and any interest and premium, if any, on the Bonds at Maturity upon presentation of the Bonds at the corporate trust office of The Bank of New York in New York, New York, as our Paying Agent. In our discretion, we may change the place of payment on the Bonds, and we may remove any Paying Agent and may appoint one or more additional Paying Agents (including us or any of our affiliates). (See Section 702.)

If any Interest Payment Date, Redemption Date or the Maturity of a Bond falls on a day that is not a Business Day, the required payment of principal, premium, if any, and/or interest will be made on the next succeeding Business Day as if made on the date such payment was due, and no interest will accrue on such payment for the period from and after such Interest Payment Date, Redemption Date or the Maturity, as the case may be, to the date of such payment on the next succeeding Business Day.

“Business Day,” means any day, other than a Saturday or Sunday, that is not a day on which banking institutions or trust companies in The City of New York, New York, or other city in which a paying agent for such Bond is located, are authorized or required by law, regulation or executive order to remain closed. (See Section 116.)

Form; Transfers; Exchanges

You may have your Bonds divided into Bonds of smaller denominations (of at least $1,000) or combined into Bonds of larger denominations, as long as the total principal amount is not changed. This is called an “exchange.” (See Section 305.)

So long as the Bonds are registered in the name of DTC, as depository for the Bonds as described herein under “Book-Entry Only Issuance — The Depository Trust Company” or DTC’s nominee, transfers and exchanges of beneficial interest in the Bonds will be made as described therein. In the event that the book-entry only system is discontinued, and the Bonds are issued in certified form, you may exchange or transfer Bonds at the corporate trust office of the Trustee. The Trustee acts as our agent for registering Bonds in the names of Holders and transferring debt securities. We may appoint another agent (including one of our affiliates) or act as our own agent for this purpose. The entity performing the role of maintaining the list of registered Holders is called the “Security Registrar.” It will also perform transfers. In our discretion, we may change the place for registration of transfer of the Bonds and may designate a different entity as the Security Registrar, including us or one of our affiliates. (See Sections 305 and 702.)

There will be no service charge for any transfer or exchange of the Bonds, but you may be required to pay a sum sufficient to cover any tax or other governmental charge payable in connection therewith. We may block the transfer or exchange of (1) Bonds during a period of 15 days prior to giving any notice of redemption or (2) any Bond selected for redemption in whole or in part, except the unredeemed portion of any Bond being redeemed in part. (See Section 305.)

Redemption

The Bonds will be redeemable at our election, in whole at any time or in part from time to time, at a redemption price equal to the greater of:

•	100% of the principal amount of the Bonds to be so redeemed; or

•	as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest on the Bonds to be so redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the Redemption Date on a semi-annual basis at the Adjusted Treasury Rate, plus 25 basis points;

plus, in either of the above cases, accrued and unpaid interest to the Redemption Date.

The redemption price for any redemption will be calculated assuming a 360-day year consisting of twelve 30-day months.

“Adjusted Treasury Rate” means, with respect to any Redemption Date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that Redemption Date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having an actual or interpolated maturity comparable to the remaining term of the Bonds to the Stated Maturity Date that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Bonds.

“Comparable Treasury Price” means, with respect to any Redemption Date:

•	the average of five Reference Treasury Dealer Quotations for that Redemption Date, after excluding the highest and lowest Reference Treasury Dealer Quotations; or

•	if the Quotation Agent obtains fewer than five Reference Treasury Dealer Quotations, the average of all of those quotations received.

“Quotation Agent” means one of the Reference Treasury Dealers appointed by us.

“Reference Treasury Dealer” means:

•	each of BNP Paribas Securities Corp., Credit Suisse Securities (USA) LLC and Scotia Capital (USA) Inc., and their respective successors, unless any of them ceases to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), in which case we will substitute another Primary Treasury Dealer; and

•	any two other Primary Treasury Dealers selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount), as provided to the Quotation Agent by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding that Redemption Date.

The Bonds will not be subject to a sinking fund or other mandatory redemption provisions and will not be repayable at the option of the Holder prior to the Stated Maturity Date.

The Bonds will be redeemable upon notice by mail between 30 days and 60 days prior to the Redemption Date. If less than all of the Bonds are to be redeemed, the Trustee will select the Bonds to be redeemed. In the absence of any provision for selection, the Trustee will choose a method of random selection that it deems fair and appropriate. (See Sections 503 and 504).

Bonds called for redemption will cease to bear interest on the Redemption Date. We will pay the redemption price and any accrued interest once you surrender the Bond for redemption. (See Section 505). If only part of a Bond is redeemed, the Trustee will deliver to you a new Bond of the same series for the remaining portion without charge. (See Section 506).

We may make any redemption at our option conditional upon the receipt by the Paying Agent, on or prior to the date fixed for redemption, of money sufficient to pay the redemption price. If the Paying Agent has not received such money by the date fixed for redemption, we will not be required to redeem such Bonds. (See Section 504).

Security

Except as described below under this heading and under “— Issuance of Additional Indenture Securities,” and subject to the exceptions we discuss below under “— Discharge of Lien; Release Date” and “— Satisfaction and Discharge,” all Indenture Securities, including the Bonds, will be initially secured, equally and ratably, by:

•	an equal principal amount of first mortgage bonds issued under the 1945 Mortgage, and delivered to the Trustee under the Indenture, and other Class A Bonds as described below; as discussed under “Description of the 1945 Mortgage Bonds — Security,” the 1945 Mortgage constitutes, subject to certain exceptions, a first mortgage lien on substantially all of our electric distribution properties and certain of our electric transmission properties; and

•	the lien of the Indenture on substantially all of our tangible electric distribution properties and certain of our electric transmission properties located in Pennsylvania, which lien is junior to the lien of the 1945 Mortgage. We sometimes refer to our property that is subject to the lien of the Indenture as “Mortgaged Property.”

Each of the Indenture and the 1945 Mortgage creates a lien on substantially all tangible properties of PPL Electric in Pennsylvania used in the transmission and distribution of electric energy, other than property duly released from the liens thereof in accordance with the provisions of the Indenture and the 1945 Mortgage, as the case may be, and certain other excepted property, and subject to certain permitted liens and excepted encumbrances, in each case as described below.

We may obtain the release of property from the liens of the Indenture and the 1945 Mortgage from time to time, upon the bases provided for such release in the Indenture and the 1945 Mortgage. See “— Release of Property,” “Description of the 1945 Mortgage Bonds — Security” and “Description of the 1945 Mortgage Bonds — Release Provisions.”

Recent federal regulatory initiatives have encouraged independent ownership of transmission assets and provided economic incentives for divestiture of transmission assets. While we have no current intention of selling our transmission properties, we believe that it is prudent to take steps to release transmission property from the liens of our mortgage indentures so that we can act expeditiously in the event that attractive sale or other opportunities arise. As a result, we may release certain portions of our transmission properties from such liens from time to time upon the deposit of cash, the certification of property additions or retired bonds, or other permitted bases as provided in the Indenture and the 1945 Mortgage. During 2003 and 2004, we applied for the release of certain transmission lines and other equipment having an aggregate fair value of approximately $73 million upon the basis of approximately $73 million of cash deposited with the trustee under the 1945 Mortgage. Such cash deposits were used to retire outstanding first mortgage bonds. In addition, during 2003 through 2006, we applied for the release of transmission property having an aggregate fair value of approximately $282 million upon the basis of property additions.

See “— Discharge of Lien; Release Date” for a discussion of provisions of the Indenture pursuant to which, subject to the satisfaction of the specified conditions, the lien of the Indenture would be discharged and the Indenture Securities would become our unsecured obligations.

At any time after all Class A Mortgages (as hereinafter defined), including the 1945 Mortgage, have been satisfied and discharged, the lien of the Indenture may be released and discharged, without the consent of the Holders of the Bonds, provided that, for so long as certain of our Senior Secured Bonds (other than the Bonds) remain outstanding, we deliver to the Trustee certain confirmations that such release will not result in the reduction or withdrawal of the credit ratings on the Bonds below specified levels. Upon any such release, the Bonds will cease to be secured and will become our unsecured general obligations. At such time, we will be subject to certain restrictions on our ability to issue secured debt. See “— Discharge of Lien; Release Date” and “— Limitation on Secured Debt” below.

Class A Bonds

As discussed below under “Certain Additional Agreements of PPL Electric — Consolidation, Merger and Conveyance of Assets as an Entirety,” we will be permitted to merge or consolidate with another company upon meeting specified requirements. See “Certain Additional Agreements of PPL Electric — Ratings” below. Following a merger or consolidation of another company into us, we could deliver to the Trustee bonds issued under an existing mortgage on the properties of such other company in lieu of or in addition to bonds issued under the 1945 Mortgage. In such event, the Indenture Securities would be secured, additionally, by such bonds and by the lien of the Indenture on the properties of such other company, which would be junior to the liens of such existing mortgage and the 1945 Mortgage. The 1945 Mortgage and all such other mortgages are hereinafter collectively referred to as the “Class A Mortgages,” and all bonds issued under the Class A Mortgages and delivered to the Trustee are hereinafter collectively referred to as the “Class A Bonds.” (See Section 1706.)

Class A Bonds, including 1945 Mortgage Bonds, that are the basis for the authentication and delivery of Indenture Securities (a) will be delivered to, and registered in the name of, the Trustee or its nominee and will be owned and held by the Trustee, subject to the provisions of the Indenture, for the benefit of the Holders of all Indenture Securities outstanding from time to time; (b) will mature or be subject to mandatory redemption on the same dates, and in the same principal amounts, as such Indenture Securities; and (c)(i) may, but need not, bear interest and (ii) may, but need not, contain provisions for the redemption at our option, any such redemption to be made at a redemption price or prices not less than the principal amount thereof. (See Sections 1602 and 1701). To the extent that Class A Bonds do not bear interest, Holders of Indenture Securities will not have the benefit of the lien of a Class A Mortgage in respect of an amount equal to accrued interest, if any, on the Indenture Securities; however, such Holders will nevertheless have the benefit of the lien of the Indenture in respect of the amount of accrued interest.

Any payment by us of principal of or premium or interest on the Class A Bonds delivered to and held by the Trustee will be applied by the Trustee to the payment of any principal, premium or interest, as the case may be, in respect of the Indenture Securities which is then due, and our obligation under the Indenture to make such payment in respect of the Indenture Securities will be deemed satisfied and discharged to the extent of such payment. If, at the time of any such payment of principal of Class A Bonds, there is no principal then due in respect of the Indenture Securities, the proceeds of the payment will constitute Funded Cash and will be held by the Trustee as part of the Mortgaged Property, to be withdrawn, used or applied as provided in the Indenture. If, at the time of any such payment of premium or interest on Class A Bonds, there is no premium or interest then due on the Indenture Securities, the payment will be remitted to us at our request; provided, however, that if any Event of Default, as described below, has occurred and is continuing, the payment will be held as part of the Mortgaged Property until the Event of Default has been cured or waived. See “— Withdrawal of Cash” below. (See Section 1702.)

Any payment by us of principal of or interest or premium, if any, on Indenture Securities authenticated and delivered on the basis of the delivery to the Trustee of Class A Bonds (other than by application of the proceeds of a payment in respect of such Class A Bonds) will, to the extent thereof, be deemed to satisfy and discharge our obligations, if any, to make a corresponding payment, in respect of such Class A Bonds which is then due. (See Section 1702).

The Trustee may not sell, assign or otherwise transfer any Class A Bonds except to a successor trustee under the Indenture. (See Section 1704.) At the time any Indenture Securities which have been authenticated and delivered upon the basis of Class A Bonds, cease to be outstanding (other than as a result of the application of the proceeds of the payment or redemption of such Class A Bonds), the Trustee will surrender to us, or upon our order, an equal principal amount of such Class A Bonds. (See Section 1703.)

When no Class A Bonds are outstanding under a Class A Mortgage except for Class A Bonds delivered to and held by the Trustee, then, at our request and subject to satisfaction of certain conditions, the Trustee will surrender such Class A Bonds for cancellation, the related Class A Mortgage will be satisfied and discharged, the lien of such

Class A Mortgage on our property subject thereto will cease to exist and the priority of the lien of the Indenture, as to such property, will be increased accordingly. (See Section 1703.)

At the date of this prospectus supplement, the only Class A Mortgage is the 1945 Mortgage, and the only Class A Bonds issuable at this time are 1945 Mortgage Bonds issuable under the 1945 Mortgage. Upon discharge of the 1945 Mortgage and assuming no other Class A Mortgage exists at the time, the lien of the Indenture would become a first mortgage lien, subject to certain Permitted Liens described below. See “— Lien of the Indenture.” At June 15, 2007, except for $325,000 principal amount of our 1945 Mortgage Bonds, 7.7% Series due October 2009, and $10,290,000 principal amount of our 1945 Mortgage Bonds, 7.375% Series due March 2014, all of our outstanding 1945 Mortgage Bonds have been delivered to the Trustee as the basis for issuing Indenture Securities. If and when these bonds are retired (by payment at maturity, redemption, repurchase or otherwise), the lien of the 1945 Mortgage could be discharged.

Lien of the Indenture

The Indenture creates a lien on substantially all of our tangible properties in Pennsylvania used in the distribution of electric energy and certain of our electric transmission properties in Pennsylvania, other than certain excepted property and subject to certain permitted liens, in each case as described below. As described above under “Description of the Bonds — Security,” we have released a substantial amount of our transmission properties from the lien of the Indenture and the 1945 Mortgage. We sometimes refer to PPL Electric’s distribution and transmission properties of the type subject to the lien of the Indenture, regardless of whether the Release Date has occurred, but exclusive of the Excepted Property described below, as “Electric Utility Property.” At the date of this prospectus supplement, substantially all of such property (except for property released as described above), while subject to the lien of the Indenture, is also subject to the prior lien of the 1945 Mortgage. For so long as the 1945 Mortgage is in effect, the Indenture Securities will have the benefit of the first mortgage lien of the 1945 Mortgage on such property, and the benefit of the prior lien of any additional Class A Mortgage on any property subject thereto, to the extent of the aggregate principal amount of Class A Bonds, issued under the respective Class A Mortgages, held by the Trustee.

Permitted Liens.  The lien of the Indenture is subject to Permitted Liens described in the Indenture. Such Permitted Liens include liens existing at the execution date of the Indenture, liens on property at the time we acquire such property, tax liens and other governmental charges which are not delinquent or which are being contested in good faith, mechanics’, construction and materialmen’s liens, certain judgment liens, easements, reservations and rights of others (including governmental entities) in, and defects of title in, our property, certain leases and leasehold interests, liens to secure public obligations, rights of others to take minerals, timber, electric energy or capacity, gas, water, steam or other products produced by us or by others on our property, rights and interests of Persons other than us arising out of agreements relating to the common ownership or joint use of property, and liens on the interests of such Persons in such property, liens which have been bonded or for which other security arrangements have been made, liens created in connection with the issuance of tax-exempt debt securities, purchase money liens and liens related to the construction or acquisition of property, or the development or expansion of property, liens which secure specified Indenture Securities equally and ratably with other obligations, and additional liens on any of our property (other than Excepted Property, as described below) to secure debt for borrowed money in an aggregate principal amount not exceeding 10% of the total assets of PPL Electric and its consolidated subsidiaries, as shown on the latest audited balance sheet of PPL Electric and such subsidiaries. (See Granting Clauses and Sections 101 and 707.)

The Indenture also provides that the Trustee will have a lien, prior to the lien on behalf of the Holders of the Indenture Securities, upon the Mortgaged Property as security for our payment of its reasonable compensation and expenses and for indemnity against certain liabilities. (See Section 1007.)

Excepted Property.  The lien of the Indenture does not cover, among other things, the following types of property: property located outside of Pennsylvania; property not used by us in our electric transmission and distribution business; cash and securities not paid, deposited or held under the Indenture; contracts, leases and other agreements of all kinds, contract rights, bills, notes and other instruments, revenues, accounts receivable, claims, demands and judgments; governmental and other licenses, permits, franchises, consents and allowances;

intellectual property rights and other general intangibles; vehicles, movable equipment, aircraft and vessels; all goods, stock in trade, wares, merchandise and inventory held for the purpose of sale or lease in the ordinary course of business; materials, supplies, inventory and other personal property consumable in the operation of our business; fuel; tools and equipment; furniture and furnishings; computers and data processing, telecommunications and other facilities used primarily for administrative or clerical purposes or otherwise not used in connection with the operation or maintenance of electric transmission and distribution facilities; coal, ore, gas, oil and other minerals and timber rights; electric energy and capacity, gas, steam, water and other products generated, produced, manufactured, purchased or otherwise acquired; real property and facilities used primarily for the production or gathering of natural gas; and leasehold interests. We sometimes refer to property of PPL Electric not covered by the lien of the Indenture as “Excepted Property.” (See Granting Clauses.)

We may enter into supplemental indentures with the Trustee, without the consent of the Holders, in order to subject additional property (including property that would otherwise be excepted from such lien) to the lien of the Indenture. (See Section 1301.) This property would constitute Property Additions and would be available as a basis for the issuance of Indenture Securities. See “— Issuance of Additional Indenture Securities.”

The Indenture provides that after-acquired Electric Utility Property (other than Excepted Property) will be subject to the lien of the Indenture. (See Granting Clause Second.) However, in the case of consolidation or merger (whether or not we are the surviving company) or transfer of the Mortgaged Property as or substantially as an entirety, the Indenture will not be required to be a lien upon any of the properties either owned or subsequently acquired by the successor company except properties acquired from us in or as a result of such transfer, as well as improvements, extensions and additions (as defined in the Indenture) to such properties and renewals, replacements and substitutions of or for any part or parts thereof. See “Certain Additional Agreements of PPL Electric — Consolidation, Merger and Conveyance of Assets as an Entirety.” (See Section 1203.)

See “— Discharge of Lien; Release Date” for a discussion of provisions of the Indenture pursuant to which, subject to the satisfaction of specified conditions, all the Mortgaged Property would be released from the lien of the Indenture and Indenture Securities would become our unsecured obligations.

Issuance of Additional Indenture Securities

Subject to the issuance restrictions described below, the maximum principal amount of Indenture Securities that may be authenticated and delivered under the Indenture is unlimited. (See Section 301.) Indenture Securities of any series may be issued from time to time on the basis of, and in an aggregate principal amount not exceeding:

•	the aggregate principal amount of Class A Bonds delivered to the Trustee;

•	the Cost or Fair Value to PPL Electric (whichever is less) of Property Additions (as described below) which do not constitute Funded Property (generally, Property Additions which have been made the basis of the authentication and delivery of Indenture Securities, the release of Mortgaged Property or the withdrawal of cash, which have been substituted for retired Funded Property or which have been used for other specified purposes) after certain deductions and additions, primarily including adjustments to offset property retirements;

•	the aggregate principal amount of Retired Securities, but if Class A Bonds had been made the basis for the authentication and delivery of such Retired Securities, only after the discharge of the related Class A Mortgage; or

•	an amount of cash deposited with the Trustee. (See Article Sixteen.)

Property Additions generally include any property which is owned by PPL Electric and is subject to the lien of the Indenture. (See Section 104.)

We expect that, until the 1945 Mortgage has been discharged, we will issue Indenture Securities primarily on the basis of Class A Bonds issued under our 1945 Mortgage. However, we have reserved the right to issue additional Indenture Securities on the basis of property additions, retired Indenture Securities and cash deposits, and not on the basis of Class A Bonds issued under our 1945 Mortgage.

Release of Property

Unless an Event of Default has occurred and is continuing, we may obtain the release from the lien of the Indenture of any Mortgaged Property, except for cash held by the Trustee, upon delivery to the Trustee of an amount in cash equal to the amount, if any, by which the Cost of the property to be released (or, if less, the Fair Value to us of such property at the time it became Funded Property) exceeds the aggregate of:

•	an amount equal to the aggregate principal amount of obligations secured by Purchase Money Liens upon the property to be released and delivered to the Trustee;

•	an amount equal to the Cost or Fair Value to us (whichever is less) of certified Property Additions not constituting Funded Property after certain deductions and additions, primarily including adjustments to offset property retirements (except that such adjustments need not be made if such Property Additions were acquired or made within the 90-day period preceding the release);

•	the aggregate principal amount of Indenture Securities we would be entitled to issue on the basis of Retired Securities (with such entitlement being waived by operation of such release);

•	the aggregate principal amount of Indenture Securities delivered to the Trustee (with such Indenture Securities to be canceled by the Trustee);

•	any amount of cash and/or an amount equal to the aggregate principal amount of obligations secured by Purchase Money Liens upon the property released delivered to the trustee or other Holder of a lien prior to the lien of the Indenture, subject to certain limitations described in the Indenture; and

•	any taxes and expenses incidental to any sale, exchange, dedication or other disposition of the property to be released.

(See Section 1803.)

Property which is not Funded Property may generally be released from the lien of the Indenture without depositing any cash or property with the Trustee as long as (a) the aggregate amount of Cost or Fair Value to us (whichever is less) of all Property Additions which do not constitute Funded Property (excluding the property to be released) after certain deductions and additions, primarily including adjustments to offset property retirements, is not less than zero or (b) the Cost or Fair Value (whichever is less) of property to be released does not exceed the aggregate amount of the Cost or Fair Value to us (whichever is less) of Property Additions acquired or made within the 90-day period preceding the release. (See Section 1804.)

The Indenture provides simplified procedures for the release of property which has been released from the lien of a Class A Mortgage, minor properties and property taken by eminent domain, and provides for dispositions of certain obsolete property and grants or surrender of certain rights without any release or consent by the Trustee. (See Sections 1802, 1805 and 1807.)

If we retain any interest in any property released from the lien of the Indenture, the Indenture will not become a lien on such property or such interest therein or any improvements, extensions or additions to such property or renewals, replacements or substitutions of or for such property or any part or parts thereof. (See Section 1810.)

Withdrawal of Cash

Unless an Event of Default has occurred and is continuing, and subject to certain limitations, cash held by the Trustee may, generally, (1) be withdrawn by us (a) to the extent of the Cost or Fair Value to us (whichever is less) of Property Additions not constituting Funded Property, after certain deductions and additions, primarily including adjustments to offset retirements (except that such adjustments need not be made if such Property Additions were acquired or made within the 90-day period preceding the withdrawal) or (b) in an amount equal to the aggregate principal amount of Indenture Securities that we would be entitled to issue on the basis of Retired Securities (with the entitlement to such issuance being waived by operation of such withdrawal) or (c) in an amount equal to the aggregate principal amount of any outstanding Indenture Securities delivered to the Trustee; or (2) upon our request, be applied to (x) the purchase of Indenture Securities in a manner and at a price approved by us or (y) the payment (or provision for payment) at stated maturity of any Indenture Securities or the redemption (or provision for payment) of any Indenture Securities which are redeemable (see Section 1806); provided, however, that cash deposited with the Trustee as the basis for the authentication and delivery of Indenture Securities, as well as cash representing a payment of principal of Class A Bonds, may, in addition, be withdrawn in an amount not exceeding the aggregate principal amount of cash or Class A Bonds delivered to the Trustee, as the case may be, for such purpose. (See Sections 1605 and 1702.)

Discharge of Lien; Release Date

At any time after all Class A Mortgages have been satisfied and discharged, as discussed in “Description of the Bonds — Security,” the Indenture may be amended and supplemented, without the consent of the Holders of Bonds or any other Indenture Securities, to eliminate all terms and conditions relating to security for the Indenture Securities, with the result that our obligations under the Indenture and the Indenture Securities (including the Bonds) would be entirely unsecured. We refer to the date on which the elimination of security occurs as the “Release Date.”

The occurrence of the Release Date is subject to our delivery of the following documents to the Trustee:

•	an officer’s certificate stating that

•	to his knowledge, no Event of Default has occurred and is continuing; and

•	all Class A Mortgages have been satisfied and discharged; and

•	an opinion of counsel to the effect that none of our Electric Utility Property, other than Excepted Property, is subject to any lien other than the lien of the Indenture and Permitted Liens.

In addition, for so long as Senior Secured Bonds of the First Four Series (as hereinafter defined) remain outstanding, it will be an additional condition to the Release Date that Rating Agency Confirmations (as hereinafter defined) from the applicable Rating Agencies have been delivered to the Trustee, each to the effect that such amendment and supplement will not result in the reduction or withdrawal of the credit ratings on such Senior Secured Bonds below the lower of (x) such Rating Agency’s rating then in effect, and (y) such Rating Agency’s Threshold Rating. When the Senior Secured Bonds of the First Four Series are no longer outstanding, this additional condition will no longer be effective.

Upon the execution and delivery of the amendment of the Indenture as contemplated above, the lien of the Indenture will be deemed to have been satisfied and discharged and the Trustee will release the Mortgaged Property from the lien of the Indenture. (See Section 1811.)

Certain Definitions.  As used herein,

“Rating Agency” means each of Fitch Investor Services (“Fitch”), Moody’s Investors Service, Inc. (“Moody’s”), and Standard and Poor’s Ratings Group, a division of The McGraw Hill Companies, Inc. (“S&P”), and, in each case, its respective successors and assigns, or absent a successor to any such Rating Agency, or if such entity shall cease to rate the Bonds, such other nationally recognized statistical rating organization as we may designate to be a Rating Agency.

“Rating Agency Confirmations” means written evidence of the ratings on the Bonds of Fitch, Moody’s and S&P, provided that if any one of such Rating Agencies ceases to exist or to rate the Bonds, and no other Rating Agency has been designated with respect to the Bonds, “Rating Agency Confirmations” will mean the written evidence of the ratings on the Bonds of any remaining Rating Agency or Rating Agencies.

“Senior Secured Bonds of the First Four Series” means our Senior Secured Bonds, 5 7/8% Series due 2007 (which are to be paid at maturity on August 15, 2007 with the proceeds of the offering of the Bonds and cash on hand); Senior Secured Bonds, 6 1/4% Series due 2009; Senior Secured Bonds, 3.125% Pollution Control Series due 2008; and Senior Secured Bonds, 4.30% Series due 2013. Our Senior Secured Bonds, 6 1/4% Series due 2009 and Senior Secured Bonds, 4.30% Series due 2013 are redeemable at any time at make-whole redemption prices. Our Senior Secured Bonds, 3.125% Pollution Control Series due 2008, which were issued as tax-exempt bonds, are subject to redemption at our option only in limited circumstances; however, the bond insurer may direct the tax-exempt bond trustee, as holder of the bonds, to surrender the bonds to us at any time.

“Threshold Rating” shall mean, with respect to the Bonds, A- in the case of Fitch, A3 in the case of Moody’s, and A- in the case of S&P, or, in each case, the equivalent rating if any such Rating Agency shall change its rating designations.

Limitation on Secured Debt

After the Release Date, so long as any of the Bonds remain outstanding, we will not issue any Secured Debt other than Permitted Secured Debt (in each case as hereinafter defined) without the consent of the Holders of a majority in principal amount of the outstanding Indenture Securities of all series with respect to which this covenant is made, considered as one class; provided, however, that this covenant will not prohibit the creation, issuance, incurrence or assumption of any Secured Debt if either:

•	we make effective provision whereby all Bonds and other affected Indenture Securities then outstanding will be secured equally and ratably with such Secured Debt; or

•	we deliver to the Trustee bonds, notes or other evidences of indebtedness secured by the lien which secures such Secured Debt in an aggregate principal amount equal to the aggregate principal amount of the Bonds and other affected Indenture Securities then outstanding and meeting certain other requirements set forth in the Indenture.

“Secured Debt” means Debt created, issued, incurred or assumed by us which is secured by a lien upon any of our property (other than Excepted Property).

“Debt” means:

•	our indebtedness for borrowed money evidenced by a bond, debenture, note or other written instrument or agreement by which we are obligated to repay such borrowed money; and

•	any guaranty by us of any such indebtedness of another person.

“Debt” does not include, among other things:

•	indebtedness under any installment sale or conditional sale agreement or any other agreement relating to indebtedness for the deferred purchase price of property or services;

•	any trade obligations (including any obligations under power or other commodity purchase agreements and any associated hedges or derivatives) or other obligations in the ordinary course of business;

•	obligations under any lease agreement (including any lease intended as security), whether or not such obligations are required to be capitalized on our balance sheet under generally accepted accounting principles; or

•	liabilities secured by any lien on our property if and to the extent we have not assumed the obligations to pay such liabilities.

“Permitted Secured Debt” means, as of any particular time:

•	Secured Debt which matures less than one year from the date of the issuance or incurrence and is not extendible at the option of the issuer; and any refundings, refinancings and/or replacements of any such Secured Debt by or with similar Secured Debt;

•	Secured Debt secured by Purchase Money Liens or any other liens existing or placed upon property at the time of, or within one hundred eighty (180) days after, the acquisition thereof by us, and any refundings, refinancings and/or replacements of any such Secured Debt; provided, however, that no such Purchase Money Lien or other Lien shall extend to or cover any of our property other than (1) the property so acquired and improvements, extensions and additions to such property and renewals, replacements and substitutions of or for the property or any part or parts of the property and (2) with respect to Purchase Money Liens, other property subsequently acquired by us;

•	Secured Debt relating to governmental obligations the interest on which is not included in gross income for purposes of federal income taxation pursuant to Section 103 of the Internal Revenue Code of 1986, as

amended (or any successor provision of law), for the purpose of financing or refinancing, in whole or in part, costs of acquisition or construction of property to be used by us, to the extent that the lien which secures the Secured Debt is required either by applicable law or by the issuer of such governmental obligations or is otherwise necessary in order to establish or maintain the exclusion from gross income; and any refundings, refinancings and/or replacements of any Secured Debt by or with similar Secured Debt;

•	Secured Debt (1) which is related to the construction or acquisition of property not previously owned by us or (2) which is related to the financing of a project involving the development or expansion of our property, and (3) in either case, the obligee in respect of which has no recourse to us or any of our property other than the property constructed or acquired with the proceeds of such transaction or the project financed with the proceeds of such transaction (or the proceeds of such property or such project); and any refundings, refinancings and/or replacements of any such Secured Debt by or with Secured Debt described in clause (3) above;

•	Secured Debt permitted as described in the first paragraph under “— Limitation on Secured Debt” above; or

•	in addition to the Permitted Secured Debt described in the bullet points above, Secured Debt not otherwise so permitted in an aggregate principal amount not exceeding 10% of the total assets of PPL Electric and our consolidated subsidiaries, as shown on our latest consolidated balance sheet, audited by independent certified public accountants.

(See Section 707.)

Events of Default

An “Event of Default” occurs under the Indenture if

•	we do not pay any interest on any Indenture Securities within 30 days of the due date;

•	we do not pay principal or premium, if any, on any Indenture Securities on its due date;

•	we remain in breach of any other covenant (excluding covenants specifically dealt with elsewhere in this section) in respect of any Indenture Securities for 90 days after we receive a written notice of default stating we are in breach and requiring remedy of the breach; the notice must be sent by either the Trustee or Holders of 25% of the principal amount of outstanding Indenture Securities; the Trustee or such Holders can agree to extend the 90-day period and such an agreement to extend will be automatically deemed to occur if we are diligently pursuing action to correct the default;

•	we file for bankruptcy or certain other events in bankruptcy, insolvency, receivership or reorganization occur; or

•	for so long as the Trustee holds any outstanding Class A Bonds which were delivered as the basis for the authentication and delivery of outstanding Indenture Securities, the occurrence of a matured event of default under the related Class A Mortgage (other than any such matured event of default which (i) is not a failure to make payments on Class A Bonds and is not of similar kind or character to the Event of Default described in the immediately preceding bullet point above and (ii) has not resulted in the acceleration of the outstanding Class A Bonds under such Class A Mortgage); provided, however, that the waiver or cure of such event of default under the Class A Mortgage will constitute a waiver and cure of the corresponding Event of Default under the Indenture, and the rescission and annulment of the consequences thereof will constitute a rescission and annulment of the corresponding consequences under the Indenture.

(See Section 901.)

In addition, so long as our Senior Secured Bonds of the First Four Series remain outstanding, there will be an additional “Event of Default” under the Indenture if the Independent Administrator (as hereinafter defined) delivers a notice to the Trustee of our material, continuing noncompliance under the Compliance Administration Agreement (as hereinafter defined), which noncompliance has continued for a period of 90 business days without correction as provided in such agreement. When our Senior Secured Bonds of the First Four Series are no longer outstanding, this additional Event of Default provision will no longer be effective.

Remedies

Acceleration

If an Event of Default occurs and is continuing, then either the Trustee or the Holders of 25% in principal amount of the outstanding Indenture Securities may declare the principal amount of all of the Indenture Securities to be due and payable immediately. (See Section 902.)

Rescission of Acceleration

After the declaration of acceleration has been made and before the Trustee has obtained a judgment or decree for payment of the money due, such declaration and its consequences will be rescinded and annulled, if

•	we pay or deposit with the Trustee a sum sufficient to pay:

•	all overdue interest;

•	the principal of and any premium which have become due otherwise than by such declaration of acceleration and interest thereon;

•	interest on overdue interest to the extent lawful; and

•	all amounts due to the Trustee under the Indenture; and

•	all Events of Default, other than the nonpayment of the principal which has become due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture.

(See Section 902.)

For more information as to waiver of defaults, see “Description of the Bonds — Waiver of Default and of Compliance” below.

Appointment of Receiver and Other Remedies

Subject to the Indenture, under certain circumstances and to the extent permitted by law, if an Event of Default occurs and is continuing, the Trustee has the power, prior to the Release Date, to appoint a receiver of the Mortgaged Property, and is entitled to all other remedies available to mortgagees and secured parties under the Uniform Commercial Code or any other applicable law. (See Section 917.)

Upon the occurrence and continuance of an Event of Default after the Release Date, the remedies of the Trustee and the Holders under the Indenture would be limited to the rights of unsecured creditors.

In addition to every other right and remedy provided in the Indenture, the Trustee may exercise any right or remedy available to the Trustee in its capacity as owner and Holder of Class A Bonds which arises as a result of a default or matured event of default under any Class A Mortgage, whether or not an Event of Default under the Indenture has occurred and is continuing. (See Section 916.)

Control by Holders; Limitations

Subject to the Indenture, if an Event of Default occurs and is continuing, the Holders of a majority in principal amount of the outstanding Indenture Securities will have the right to

•	direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or

•	exercise any trust or power conferred on the Trustee with respect to the Indenture Securities.

The rights of Holders to make direction are subject to the following limitations:

•	the Holders’ directions may not conflict with any law or the Indenture; and

•	the Holders’ directions may not involve the Trustee in personal liability where the Trustee believes indemnity is not adequate.

The Trustee may also take any other action it deems proper which is not inconsistent with the Holders’ direction. (See Sections 912 and 1003.)

In addition, the Indenture provides that no Holder of any Indenture Security will have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture for the appointment of a receiver or for any other remedy thereunder unless

•	that Holder has previously given the Trustee written notice of a continuing Event of Default;

•	the Holders of 25% in aggregate principal amount of the outstanding Indenture Securities have made written request to the Trustee to institute proceedings in respect of that Event of Default and have offered the Trustee reasonable indemnity against costs, expenses and liabilities incurred in complying with such request; and

•	for 60 days after receipt of such notice, request and offer of indemnity, the Trustee has failed to institute any such proceeding and no direction inconsistent with such request has been given to the Trustee during such 60-day period by the Holders of a majority in aggregate principal amount of outstanding Indenture Securities.

Furthermore, no Holder will be entitled to institute any such action if and to the extent that such action would disturb or prejudice the rights of other Holders. (See Sections 907 and 1003.)

However, each Holder has an absolute and unconditional right to receive payment when due and to bring a suit to enforce that right. (See Section 908.)

Notice of Default

The Trustee is required to give the Holders of the Indenture Securities notice of any default under the Indenture to the extent required by the Trust Indenture Act, unless such default has been cured or waived; except that in the case of an Event of Default of the character specified in the third bullet under “— Events of Default” (regarding a breach of certain covenants continuing for 90 days after the receipt of a written notice of default), no such notice shall be given to such Holders until at least 60 days after the occurrence thereof. (See Section 1002.) The Trust Indenture Act currently permits the Trustee to withhold notices of default (except for certain payment defaults) if the Trustee in good faith determines the withholding of such notice to be in the interests of the Holders.

We will furnish the Trustee with an annual statement as to our compliance with the conditions and covenants in the Indenture. (See Section 705.)

Waiver of Default and of Compliance

The Holders of a majority in aggregate principal amount of the outstanding Indenture Securities may waive, on behalf of the Holders of all outstanding Indenture Securities, any past default under the Indenture, except a default in the payment of principal, premium or interest, or with respect to compliance with certain provisions of the Indenture that cannot be amended without the consent of the Holder of each outstanding Indenture Security affected. (See Section 913.)

Compliance with certain covenants in the Indenture or otherwise provided with respect to Indenture Securities may be waived by the Holders of a majority in aggregate principal amount of the affected Indenture Securities, considered as one class. (See Section 706.)

Certain Additional Agreements of PPL Electric

In addition, so long as our Senior Secured Bonds of the First Four Series remain outstanding, we have agreed to certain other covenants in the Indenture, including covenants limiting our ability to pay dividends if we fail to meet certain interest coverage ratios, or if we fail to comply with certain separateness formalities and receive a notice from the Independent Administrator of continuing non-compliance under the Compliance Administration Agreement, a covenant limiting our ability to issue additional Indenture securities (except for refinancing purposes and subject to certain other exceptions) unless we have received specified ratings confirmations from certain rating agencies; covenants limiting our business activities and our ability to make certain acquisitions; and a covenant requiring that we seek rate relief if our interest coverage ratios fall below certain levels during specified measurement periods. At such time as our Senior Secured Bonds of the First Four Series are no longer outstanding, these covenants will no longer be effective.

Independent Administrator

As described in “PPL Electric Utilities — Strategic Initiative” in the accompanying prospectus, PPL Electric has taken certain actions to confirm its legal separation from PPL Corporation and PPL Corporation’s other subsidiaries. In connection with such actions and in connection with the issuance of our Senior Secured Bonds of the First Four Series, our board of directors has appointed an independent administrator (the “Independent Administrator”) to monitor specified formalities and activities that support our legal separateness from PPL Corporation and the other affiliates of PPL Corporation, and we have entered into a compliance administration agreement with the Independent Administrator that requires the Independent Administrator to review, on a semi-annual basis, certain information relating to our activities (the “Compliance Administration Agreement”). In addition, the Compliance Administration Agreement requires our officers to certify, semi-annually, our compliance with particular formalities intended to reinforce this legal separateness. The Independent Administrator also makes semi-annual compliance reports to us, and in the event of continuation of noncompliance beyond specific grace periods, will send a notice directing us to cease payment of dividends on our common stock. Further, continuance of such noncompliance could give rise to an event of default with respect to the Bonds. See “Description of the Bonds — Events of Default” and “— Certain Additional Agreements of PPL Electric” above. When our Senior Secured Bonds of the First Four Series are no longer outstanding, and in certain other circumstances, the Compliance Administration Agreement can be terminated by the Company without the consent of Holders of Indenture Securities.

Consolidation, Merger and Conveyance of Assets as an Entirety

Subject to the provisions described below, we have agreed to preserve our corporate existence. (See Section 704.)

We have agreed not to consolidate with or merge with or into any other entity or convey, transfer or lease our Electric Utility Property as or substantially as an entirety to any entity unless

•	the entity formed by such consolidation or into which we merge, or the entity which acquires or which leases our Electric Utility Property substantially as an entirety, is an entity organized and existing under the laws of the United States of America or any State thereof or the District of Columbia, and

•	expressly assumes, by supplemental indenture, the due and punctual payment of the principal of, and any premium and interest on all the outstanding Indenture Securities and the performance of all of our covenants under the Indenture, and

•	such consolidation, merger, conveyance, sale, disposition or other transfer occurs prior to the Release Date, and such entity confirms the lien of the Indenture on the Mortgaged Property;

•	in the case of a lease, such lease is made expressly subject to termination by (i) us or by the Trustee and (ii) the purchaser of the property so leased at any sale thereof, at any time during the continuance of an Event of Default;

•	immediately after giving effect to such transaction, no Event of Default, and no event which after notice or lapse of time or both would become an Event of Default, will have occurred and be continuing; and

•	only if any of our Senior Secured Bonds of the First Four Series remain outstanding, we have received specified rating agency confirmations and meet certain net worth tests.

(See Section 1201.)

In the case of the conveyance or other transfer of the Electric Utility Property as or substantially as an entirety to any other person, upon the satisfaction of all the conditions described above we would be released and discharged from all obligations under the Indenture and on the Indenture Securities then outstanding unless we elect to waive such release and discharge. (See Section 1204.)

The Indenture does not prevent or restrict:

•	any consolidation or merger after the consummation of which we would be the surviving or resulting entity;

•	any conveyance or other transfer, or lease, of any part of our Electric Utility Property which does not constitute the entirety or substantially the entirety thereof; or

•	any conveyance or transfer where we retain Electric Utility Property with a fair value in excess of the aggregate principal amount of all outstanding Indenture Securities. This fair value will be determined within 90 days of the conveyance or transfer by an independent expert that we select and that is approved by the Trustee.

(See Sections 1205 and 1206.)

Ratings

Certain of our agreements in the Indenture restrict our actions in the event that such action would cause a Rating Agency to reduce its rating on the Bonds. Ratings are not recommendations to buy, sell or hold the Bonds, and any Rating Agency may revise or withdraw its rating on the Bonds at any time. Any downward revision or withdrawal of a rating by any Rating Agency would probably have an adverse effect on the market price of the Bonds.

Each Rating Agency’s ratings should be evaluated independently of each other Rating Agency’s ratings of the Bonds. The ratings reflect the respective Rating Agency’s current assessment of our creditworthiness and our ability to make payments on the Bonds. Any further explanation as to the significance of any Rating Agency’s rating may be obtained only from the applicable Rating Agency.

Modification of Indenture

Without Holder Consent.  Without the consent of any Holders of Indenture Securities, we may enter into one or more supplemental indentures with the Trustee for any of the following purposes:

•	to evidence the succession of another entity to us;

•	to add one or more covenants or other provisions for the benefit of the Holders of all or any series or tranche of Indenture Securities, or to surrender any right or power conferred upon us;

•	to add any additional Events of Default for all or any series of Indenture Securities;

•	to change or eliminate any provision of the Indenture or to add any new provision to the Indenture that does not adversely affect the interests of the Holders in any material respect;

•	to provide additional security for any Indenture Securities;

•	to establish the form or terms of any series or tranche of Indenture Securities;

•	to provide for the issuance of bearer securities;

•	to evidence and provide for the acceptance of appointment of a separate or successor Trustee;

•	to provide for the procedures required to permit the utilization of a noncertificated system of registration for any series or tranche of Indenture Securities;

•	to change any place or places where

•	we may pay principal, premium and interest,

•	Indenture Securities may be surrendered for transfer or exchange, and

•	notices and demands to or upon us may be served;

•	after the Release Date, to amend the Indenture to eliminate any provisions related to the lien of the Indenture, the Class A Bonds and Mortgaged Property which are no longer applicable;

•	to amend and restate the Indenture as originally executed, and as amended from time to time, with such additions, deletions and other changes that do not adversely affect the interest of the Holders in any material respect; or

•	to cure any ambiguity, defect or inconsistency or to make any other changes that do not materially adversely affect the interests of the Holders in any material respect.

In addition, if the Trust Indenture Act is amended after the date of the Indenture so as to require changes to the Indenture or so as to permit changes to, or the elimination of, provisions which, at the date of the Indenture or at any time thereafter, were required by the Trust Indenture Act to be contained in the Indenture, the Indenture will be deemed to have been amended so as to conform to such amendment or to effect such changes or elimination, and we may, without the consent of any Holders, enter into one or more supplemental indentures with the Trustee to effect or evidence such amendment.

(See Section 1301.)

With Holder Consent.  Except as provided above, the consent of the Holders of at least a majority in aggregate principal amount of the Indenture Securities of all outstanding series, considered as one class, is generally required for the purpose of adding to, or changing or eliminating any of the provisions of, the Indenture pursuant to a supplemental indenture. However, if less than all of the series of outstanding Indenture Securities are directly affected by a proposed supplemental indenture, then such proposal only requires the consent of the Holders of a majority in aggregate principal amount of the outstanding Indenture Securities of all directly affected series, considered as one class. Moreover, if the Indenture Securities of any series have been issued in more than one tranche and if the proposed supplemental indenture directly affects the rights of the Holders of Indenture Securities of one or more, but less than all, of such tranches, then such proposal only requires the consent of the Holders of a majority in aggregate principal amount of the outstanding Indenture Securities of all directly affected tranches, considered as one class.

However, no amendment or modification may, without the consent of the Holder of each outstanding Indenture Security directly affected thereby,

•	change the stated maturity of the principal or interest on any Indenture Security (other than pursuant to the terms thereof), or reduce the principal amount, interest or premium payable or change the currency in which any Indenture Security is payable, or impair the right to bring suit to enforce any payment;

•	create any lien ranking prior to the lien of the Indenture with respect to all or substantially all of the Mortgaged Property, or unless in connection with the Release Date, terminate the lien of the Indenture on all or substantially all of the Mortgaged Property, or deprive any Holder of the benefits of the security of the lien of the Indenture; or

•	reduce the percentages of Holders whose consent is required for any supplemental indenture or waiver of compliance with any covenant or of any default and its consequences or reduce the requirements for quorum and voting under the Indenture.

A supplemental indenture which changes, modifies or eliminates any provision of the Indenture expressly included solely for the benefit of Holders of Indenture Securities of one or more particular series or tranches will be deemed not to affect the rights under the Indenture of the Holders of Indenture Securities of any other series or tranche.

(See Section 1302.)

Miscellaneous Provisions

The Indenture provides that certain Indenture Securities, including those for which payment or redemption money has been deposited or set aside in trust as described under “— Satisfaction and Discharge” below, will not be deemed to be “outstanding” in determining whether the Holders of the requisite principal amount of the outstanding

Indenture Securities have given or taken any demand, direction, consent or other action under the Indenture as of any date, or are present at a meeting of Holders for quorum purposes. (See Section 101.)

We will be entitled to set any day as a record date for the purpose of determining the Holders of outstanding Indenture Securities of any series entitled to give or take any demand, direction, consent or other action under the Indenture, in the manner and subject to the limitations provided in the Indenture. In certain circumstances, the Trustee also will be entitled to set a record date for action by Holders. If such a record date is set for any action to be taken by Holders of particular Indenture Securities, such action may be taken only by persons who are Holders of such Indenture Securities on the record date. (See Section 107.)

Satisfaction and Discharge

Any Indenture Securities or any portion thereof will be deemed to have been paid and no longer outstanding for purposes of the Indenture, and at our election, our entire indebtedness with respect to those securities will be satisfied and discharged, if there shall have been irrevocably deposited with the Trustee or any Paying Agent (other than PPL Electric), in trust:

•	money sufficient, or

•	in the case of a deposit made prior to the maturity of such Indenture Securities, non-redeemable Eligible Obligations (as defined in the Indenture) sufficient, or

•	a combination of the items listed in the preceding two bullet points, which in total are sufficient,

to pay when due the principal of, and any premium, and interest due and to become due on such Indenture Securities or portions of such Indenture Securities on and prior to their maturity.

(See Section 801.)

The Indenture will be deemed satisfied and discharged when no Indenture Securities remain outstanding and when we have paid all other sums payable by us under the Indenture. (See Section 802.)

All moneys we pay to the Trustee or any Paying Agent on Bonds that remain unclaimed at the end of two years after payments have become due may be paid to or upon our order. Thereafter, the Holder of such Bond may look only to us for payment. (See Section 703.)

Voting of Class A Bonds

The Indenture provides that the Trustee will, as holder of Class A Bonds delivered as the basis for the issuance of Indenture Securities, attend such meetings of bondholders under the related Class A Mortgages, or deliver its proxy in connection therewith, as related to matters with respect to which it, as such holder, is entitled to vote or consent. The Indenture provides that, so long as no Event of Default has occurred and is continuing at the time of such meeting or required consent, the Trustee will, as holder of such Class A Bonds, vote or consent (without any consent or other action by the holders of the Indenture Securities, except as described in the proviso of the last bullet below) in favor of amendments or modifications to the Class A Mortgage of substantially the same tenor and effect as follows:

•	to delete any provisions in any Class A Mortgage limiting the payment of dividends or distributions on our common stock or purchases of common stock;

•	to delete any provisions in any Class A Mortgage that require a sale, exchange or other disposition, or an agreement to sell, exchange or dispose of property to be released from the lien of a Class A Mortgage;

•	to modify any provisions in any Class A Mortgage that require insurance proceeds or other payments to be paid to the trustee under such Class A Mortgage in case of any loss so that such proceeds or payments need not be paid to such trustee with respect to any loss less than the greater of (A) $10,000,000 and (B) 3% of the sum of (1) the principal amount of Indenture Securities outstanding on the date of such particular loss and (2) the principal amount of the Class A Bonds outstanding on the date of such particular loss, other than Class A Bonds delivered to and held by the Trustee under the Indenture;

•	to modify certain net earnings test requirements of any Class A Mortgage to facilitate issuances of variable rate debt by providing for calculations of annual interest requirements to be based on average annual rates or the initial interest rate;

•	to delete any requirement in any Class A Mortgage of a net earnings test or net earnings certificate as a condition precedent to the issuance or authentication of Class A Bonds under such Class A Mortgage;

•	to modify any Class A Mortgage to provide that the term “corporation” as used in such Class A Mortgage shall mean “corporation, limited liability company, partnership, or trust or other legal entity” and to provide that any provision requiring us to maintain our “corporate existence” shall not be interpreted to prevent us from changing from a corporation, limited liability company, partnership, trust or other legal entity to a corporation, limited liability company, a partnership, a trust or any other legal entity;

•	to conform any provision of a Class A Mortgage to the correlative provision of the Indenture, to add to a Class A Mortgage any provision not otherwise contained therein which conforms in all material respects to a provision contained in the Indenture, to delete from a Class A Mortgage any provision to which the Indenture contains no correlative provision, and any combination of the foregoing; and

•	with respect to any amendments or modifications to any Class A Mortgage other than those amendments or modifications referred to in each of the bullet points above, vote all such Class A Bonds delivered under such Class A Mortgage, or consent with respect thereto, proportionately with the vote or consent of the holders of all other Class A Bonds outstanding under such Class A Mortgage the holders of which are eligible to vote or consent, as evidenced by a certificate delivered by the trustee under such Class A Mortgage; provided, however, that the Trustee will not vote in favor of, or consent to, any amendment or modification of a Class A Mortgage which, if it were an amendment or modification of the Indenture, would require the consent of Holders of Indenture Securities as described under “Modification of the Indenture — With Holder Consent” above, without the prior consent of Holders of Indenture Securities which would be required for such an amendment or modification of the Indenture. (See Section 1705.)

As of the date of this prospectus supplement, approximately $1.365 billion of first mortgage bonds are issued and outstanding under the 1945 Mortgage. Except for $10.6 million principal amount of bonds outstanding under the 1945 Mortgage, the Trustee holds all of the outstanding bonds issued under the 1945 Mortgage. As described more fully in “Description of the 1945 Mortgage Bonds — Modification of Mortgage” below, we may make amendments to, or eliminate certain covenants in, the 1945 Mortgage with the consent of the holders of a majority of the outstanding bonds issued under the 1945 Mortgage. A Holder of Bonds would no longer benefit from such covenants contained in the 1945 Mortgage should the Trustee vote these 1945 Mortgage Bonds to amend or eliminate the covenants as described above.

Resignation and Removal of the Trustee; Deemed Resignation

The Trustee may resign at any time by giving written notice to us.

The Trustee may also be removed by act of the Holders of a majority in principal amount of the then outstanding Indenture Securities of any series.

No resignation or removal of the Trustee and no appointment of a successor trustee will become effective until the acceptance of appointment by a successor trustee in accordance with the requirements of the Indenture.

Under certain circumstances, we may appoint a successor trustee and if the successor accepts, the Trustee will be deemed to have resigned.

(See Section 1010.)

Governing Law

The Indenture and the Indenture Securities provide that they are to be governed by and construed in accordance with the laws of the State of New York except where the Trust Indenture Act is applicable or where otherwise required by law. (See Section 115.) The effectiveness of the lien of the Indenture, and the perfection and priority thereof, will be governed by Pennsylvania law.

Book-Entry Only Issuance — The Depository Trust Company

DTC will act as the initial securities depository for the Bonds. The Bonds will be issued in fully registered form and will be evidenced by one or more global bonds registered in the name of DTC’s nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The global bonds will be deposited with the Trustee as custodian for DTC.

DTC is a New York limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities for its participants (“Direct Participants”) and also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of Direct Participants of DTC and Members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation and Emerging Markets Clearing Corporation (NSCC, FICC, and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules that apply to DTC and those using its system are on file with the SEC.

Purchases of the Bonds under the DTC system must be made by or through Direct Participants, which will receive a credit for the Bonds on DTC’s records. The ownership interest of each actual purchaser (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners should receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which they purchased Bonds. Transfers of ownership interests on the Bonds are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Bonds, except in the event that use of the book-entry system for the Bonds is discontinued.

To facilitate subsequent transfers, all Bonds deposited by Direct Participants with DTC are registered in the name of DTC’s nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of the Bonds with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Bonds; DTC’s records reflect only the identity of the participants to whose accounts the Bonds are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Notices will be sent to DTC.

Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the Bonds unless authorized by a Direct Participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns the voting or consenting rights of Cede & Co. to those Direct Participants to whose accounts the Bonds are credited on the record date. We believe that these arrangements will enable the beneficial owners to exercise rights equivalent in substance to the rights that can be directly exercised by a registered Holder of the Bonds.

Payments of principal and interest on the Bonds will be made to Cede & Co. (or such other nominee of DTC). DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the Trustee, on payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to Beneficial Owners will be governed by standing instructions and customary practices and will be the responsibility of each participant and not of DTC, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of the Purchase Price, principal and interest to Cede & Co. (or other such nominee of DTC) is our responsibility. Disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

A beneficial owner will not be entitled to receive physical delivery of the Bonds. Accordingly, each beneficial owner must rely on the procedures of DTC to exercise any rights under the Bonds.

DTC may discontinue providing its services as securities depository with respect to the Bonds at any time by giving us or the Trustee reasonable notice. In the event no successor securities depository is obtained, certificates for the Bonds will be printed and delivered.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but neither we nor the underwriters take any responsibility for the accuracy of this information.

DESCRIPTION OF THE 1945 MORTGAGE BONDS

General

We will issue the 1945 Mortgage Bonds in an aggregate principal amount equal to the aggregate principal amount of the Bonds, in one or more series, under the 1945 Mortgage, in fully registered form. The 1945 Mortgage Bonds will rank on a parity with our other first mortgage bonds issued under the 1945 Mortgage.

The 1945 Mortgage is filed as an exhibit to the registration statement. The 1945 Mortgage and its associated documents contain the full legal text of the matters described in this section. Because this section is a summary, it does not describe every aspect of the 1945 Mortgage Bonds or the 1945 Mortgage. This summary is subject to and qualified in its entirety by reference to all the provisions of the 1945 Mortgage, including definitions of certain terms used in the 1945 Mortgage. We also include references in parentheses to certain sections of the 1945 Mortgage. Whenever we refer to particular sections or defined terms of the 1945 Mortgage in this prospectus supplement, such sections or defined terms are incorporated by reference herein. This summary also is subject to and qualified by reference to the description of the particular terms of the 1945 Mortgage Bonds described herein. The 1945 Mortgage has been qualified under the Trust Indenture Act, and you should refer to the Trust Indenture Act for provisions that apply to the 1945 Mortgage Bonds.

Security

The 1945 Mortgage Bonds now or hereafter issued will be secured by the 1945 Mortgage, which, in the opinion of our counsel, constitutes a first mortgage lien on substantially all of our electric distribution properties (except those referred to below) and certain of our electric transmission properties, subject, in each case, to:

•	minor defects, irregularities and deficiencies in titles of properties and rights-of-way, which do not materially impair the use of such property and rights-of-way for PPL Electric’s purposes; and

•	other excepted encumbrances.

In general, there are excepted from the lien of the 1945 Mortgage:

•	all cash and securities;

•	equipment, apparatus, materials or supplies held for sale or other disposition;

•	aircraft, automobiles and other vehicles;

•	timber, minerals, mineral rights and royalties;

•	receivables, contracts, leases and operating agreements; and

•	property released from the lien pursuant to the provisions of the 1945 Mortgage.

The 1945 Mortgage will generally also create a lien on electric transmission and distribution property that we acquire after the date of this prospectus supplement, subject to any pre-existing liens and to certain limitations in the case of consolidation, merger or sale of substantially all of our assets.

As described under “Description of the Bonds — Security,” the Company has released $355 million of its transmission properties from the liens of the Indenture and the 1945 Mortgage during 2003 through 2006.

Issuance of Additional Bonds Under the 1945 Mortgage

We may issue 1945 Mortgage Bonds, from time to time, on the basis of:

•	60% of property additions to electric, gas, steam or hot water property, acquired after June 30, 1945, but not including natural gas production property, and after adjustments for retirements of funded property other than property for supplying water;

•	retirement or cancellation of 1945 Mortgage Bonds or prior lien indebtedness; or

•	deposit of cash.

It is expected that the 1945 Mortgage Bonds issued to the Trustee as the basis for the issuance of Bonds will be issued against the retirement or cancellation of 1945 Mortgage Bonds, which were approximately $687 million at June 30, 2007. (See Articles V, VI and VII.)

The amount of any obligations secured by a prior lien on mortgaged property may be increased, provided that, if any property subject to such prior lien shall have been made the basis of a credit under the 1945 Mortgage, all the additional obligations are deposited with the trustee under the 1945 Mortgage (the “1945 Mortgage Trustee”) or the trustee or other holder of the prior lien. (See Section 46.)

Release Provisions

We may release property from the lien of the 1945 Mortgage upon the bases of

•	the deposit of cash, or, to a limited extent, purchase money mortgages;

•	property additions, after adjustments in certain cases to offset retirements and after making adjustments for any prior lien indebtedness on mortgaged property; and

•	waiver of our right to issue a principal amount of 1945 Mortgage Bonds.

We may withdraw cash upon the bases stated in the second and third bullets above. We have reserved the right (without any consent or other action by holders of any series of 1945 Mortgage Bonds created after September 30, 1989, including the 1945 Mortgage Bonds delivered to the Trustee as the basis for the issuance of Bonds) to amend the release provisions of the 1945 Mortgage to permit releases of funded property at the lower of cost or fair value at the time of funding and to permit release of unfunded property on the basis of an engineer’s certificate stating that we have at least $1.00 of unfunded property after deducting the cost of the property then being released. (See Article XI.)

Modification of Mortgage; Voting of 1945 Mortgage Bonds Held by the Trustee

We have the right to modify the 1945 Mortgage generally with the consent of the holders of a majority of the 1945 Mortgage Bonds affected by the modification. In general, no modification of the terms of payment of principal of and any interest and premium, if any, and no modification affecting the lien or reducing the percentage required for modification is effective against any bondholder without its consent. (See Article XIX.) The Trustee holds all outstanding bonds issued under the 1945 Mortgage except for $10,615,000 principal amount.

The Trustee will, as holder of the 1945 Mortgage Bonds, attend such meetings of bondholders under the 1945 Mortgage, or deliver its proxy in connection therewith, as to matters with respect to which it is entitled to vote or consent.

Events of Default; Notice of Default; Remedies

The following are defaults under the 1945 Mortgage:

•	default in payment of principal;

•	default for 60 days in payment of interest or of installments of funds for retirement of 1945 Mortgage Bonds;

•	certain defaults with respect to qualified lien bonds;

•	certain events of bankruptcy, insolvency or reorganization; and

•	default for 90 days after notice by the 1945 Mortgage Trustee in other covenants.

The 1945 Mortgage Trustee may withhold notice of default (except for defaults in payment of principal, interest or any installments of funds for retirement of 1945 Mortgage Bonds), if it thinks it is in the interests of the holders of the 1945 Mortgage Bonds.

Holders of 25% of the 1945 Mortgage Bonds may declare the principal and interest due on default, but a majority may annul such declaration if such default has been cured. No holder of 1945 Mortgage Bonds may enforce the lien of the 1945 Mortgage unless:

•	such holder has given the 1945 Mortgage Trustee written notice of a default;

•	holders of 25% of the 1945 Mortgage Bonds have requested the 1945 Mortgage Trustee to act and offered it reasonable opportunity to act and indemnity satisfactory to the 1945 Mortgage Trustee against the costs, expenses and liabilities to be incurred thereby; and

•	the 1945 Mortgage Trustee has failed to act within 60 days of such request.

The 1945 Mortgage Trustee is not required to risk its funds or incur personal liability if there is reasonable ground for believing that the repayment is not reasonably assured. The holders of a majority of the 1945 Mortgage Bonds may direct the time, method and place of conducting any proceedings for any remedy available to the 1945 Mortgage Trustee, or exercising any trust or power conferred upon the 1945 Mortgage Trustee. (See Article XIII.)

Evidence to be Furnished to the 1945 Mortgage Trustee

We will furnish the 1945 Mortgage Trustee with an annual statement as to our compliance with the 1945 Mortgage.

Certain Pennsylvania Tax Matters

Bonds owned by individuals residing in Pennsylvania are subject to the 4 mills ($4.00 on each $1,000 of principal amount) Pennsylvania corporate loans tax.

UNDERWRITING

The Company and the underwriters for the offering named below have entered into an underwriting agreement with respect to the Bonds. Subject to certain conditions, each underwriter has severally, but not jointly, agreed to purchase the principal amount of Bonds indicated in the following table:

Principal
Amount of
Underwriters	Bonds

BNP Paribas Securities Corp.	$70,833,000
Credit Suisse Securities (USA) LLC.	70,834,000
Scotia Capital (USA) Inc.	70,833,000
ABN AMRO Incorporated	12,500,000
BNY Capital Markets, Inc.	12,500,000
Lazard Capital Markets LLC	12,500,000

Total	$250,000,000

The underwriters are committed to take and pay for all of the Bonds being offered, if any are taken.

Bonds sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any Bonds sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to .50% of the principal amount of Bonds. Any such securities dealers may resell any Bonds purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to .25% of the principal amount of Bonds. If all the Bonds are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

The Bonds are a new issue of securities with no established trading market. The Company has been advised by the underwriters that the underwriters intend to make a market in the Bonds but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Bonds.

In connection with the offering, the underwriters may purchase and sell Bonds in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of Bonds than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Bonds while the offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased Bonds sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters, as well as other purchases by the underwriters for their own accounts, may stabilize, maintain or otherwise affect the market price of the Bonds. As a result, the price of the Bonds may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $350,000.

The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

In the ordinary course of their business, certain of the underwriters and their affiliates have engaged and may in the future engage in investment and commercial banking transactions with PPL Electric and certain of our affiliates.

Lazard Capital Markets LLC (“Lazard Capital Markets”) has entered into an agreement with Mitsubishi UFJ Securities (USA), Inc. (“MUS(USA)”) pursuant to which MUS(USA) provides certain advisory and/or other services to Lazard Capital Markets, including in respect of this offering. In return for the provision of such services by MUS(USA) to Lazard Capital Markets, Lazard Capital Markets will pay to MUS(USA) a mutually agreed upon fee.

VALIDITY OF THE BONDS AND THE 1945 MORTGAGE BONDS

Dewey Ballantine LLP, New York, New York and Michael A. McGrail, Esq., Associate General Counsel of PPL Services Corporation, will pass upon the validity of the Bonds and the 1945 Mortgage Bonds for PPL Electric. Sullivan & Cromwell LLP, New York, New York, will pass upon the validity of the Bonds and the 1945 Mortgage Bonds for the underwriters. However, all matters pertaining to the organization of PPL Electric and PPL Electric’s title to its property and the liens of the Indenture and the 1945 Mortgage upon PPL Electric’s properties will be passed upon only by Mr. McGrail. As to matters involving the law of the Commonwealth of Pennsylvania, Dewey Ballantine LLP and Sullivan & Cromwell LLP will rely on the opinion of Mr. McGrail. As to matters involving the law of the State of New York, Mr. McGrail will rely on the opinion of Dewey Ballantine LLP.

PROSPECTUS	PPL Corporation PPL Capital Funding, Inc. PPL Energy Supply, LLC PPL Electric Utilities Corporation Two North Ninth Street Allentown, Pennsylvania 18101-1179 (610) 774-5151

PPL Corporation
Common Stock, Preferred Stock,
Stock Purchase Contracts, Stock Purchase Units and Depositary Shares

PPL Capital Funding, Inc.
Debt Securities and Subordinated Debt Securities
Guaranteed by PPL Corporation as described
in a supplement to this prospectus

PPL Energy Supply, LLC
Debt Securities, Subordinated Debt Securities and Preferred Securities

PPL Electric Utilities Corporation
Preferred Stock, Preference Stock, Depositary Shares and Debt Securities

We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest.

We may offer the securities directly or through underwriters or agents. The applicable prospectus supplement will describe the terms of any particular plan of distribution.

Investing in the securities involves certain risks. See “Risk Factors” on page 4.

PPL Corporation’s common stock is listed on the New York Stock Exchange and the Philadelphia Stock Exchange and trades under the symbol “PPL.”

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the Securities and Exchange Commission or any state securities commission determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 9, 2007.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that PPL Corporation, PPL Capital Funding, Inc. (“PPL Capital Funding”), PPL Energy Supply, LLC (“PPL Energy Supply”) and PPL Electric Utilities Corporation (“PPL Electric”) have each filed with the Securities and Exchange Commission, or SEC, using the “shelf” registration process. Under this shelf process, we may, from time to time, sell combinations of the securities described in this prospectus in one or more offerings. Each time we sell securities, we will provide a prospectus supplement that will contain a description of the securities we will offer and specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under “Where You Can Find More Information.”

We may use this prospectus to offer from time to time:

•	shares of PPL Corporation Common Stock, par value $.01 per share (“PPL Common Stock”);

•	shares of PPL Corporation Preferred Stock, par value $.01 per share (“PPL Preferred Stock”);

•	contracts or other rights to purchase shares of PPL Common Stock or PPL Preferred Stock (“PPL Stock Purchase Contracts”);

•	stock purchase units, each representing (1) a PPL Stock Purchase Contract and (2) debt securities or preferred trust securities of third parties (such as Debt Securities or subordinated debt securities of PPL Capital Funding, preferred trust securities of a subsidiary trust or United States Treasury securities) that are pledged to secure the stock purchase unit holders’ obligations to purchase PPL Common Stock or PPL Preferred Stock under the PPL Stock Purchase Contracts (“PPL Stock Purchase Units”);

•	PPL Corporation’s Depositary Shares, issued under a deposit agreement and representing a fractional interest in PPL Preferred Stock;

•	PPL Capital Funding’s unsecured and unsubordinated debt securities (“PPL Capital Funding Debt Securities”);

•	PPL Capital Funding’s unsecured and subordinated debt securities (“PPL Capital Funding Subordinated Debt Securities”);

•	PPL Energy Supply’s unsecured and unsubordinated debt securities;

•	PPL Energy Supply’s unsecured and subordinated debt securities;

•	PPL Energy Supply’s preferred limited liability company membership interests;

•	PPL Electric’s Series Preferred Stock (“PPL Electric Preferred Stock”);

•	PPL Electric’s Preference Stock (“PPL Electric Preference Stock”);

•	PPL Electric’s Depositary Shares, issued under a deposit agreement and representing a fractional interest in PPL Electric Preferred Stock or PPL Electric Preference Stock; and

•	PPL Electric’s senior secured debt securities issued under PPL Electric’s 2001 indenture, as amended (“PPL Electric Secured Debt Securities”), which PPL Electric Secured Debt Securities may be secured by first mortgage bonds issued under PPL Electric’s 1945 first mortgage indenture (“PPL Electric 1945 Mortgage Bonds”), as well as by the lien of the 2001 indenture on PPL Electric’s distribution and transmission properties (subject to certain exceptions to be described in a prospectus supplement).

We sometimes refer to the securities listed above collectively as the “Securities.”

PPL Corporation will fully and unconditionally guarantee the payment of principal, premium and interest on the PPL Capital Funding Debt Securities and PPL Capital Funding Subordinated Debt Securities as will be described in supplements to this prospectus. We sometimes refer to PPL Corporation’s guarantees of PPL Capital Funding Debt Securities as “PPL Guarantees” and PPL Corporation’s guarantees of PPL Capital Funding’s Subordinated Debt Securities as the “PPL Subordinated Guarantees.”

Information contained herein relating to each registrant is filed separately by such registrant on its own behalf. No registrant makes any representation as to information relating to any other registrant or Securities or guarantees issued by any other registrant, except that information relating to PPL Capital Funding’s Securities is also attributed to PPL Corporation.

As used in this prospectus, the terms “we,” “our” and “us” generally refer to:

•	PPL Corporation with respect to Securities, PPL Guarantees or PPL Subordinated Guarantees issued by PPL Corporation or PPL Capital Funding;

•	PPL Energy Supply with respect to Securities issued by PPL Energy Supply; and

•	PPL Electric, with respect to Securities issued by PPL Electric.

For more detailed information about the Securities, the PPL Guarantees and the PPL Subordinated Guarantees, you can read the exhibits to the registration statement. Those exhibits have been either filed with the registration statement or incorporated by reference to earlier SEC filings listed in the registration statement.

RISK FACTORS

Investing in the Securities involves certain risks. You are urged to read and consider the risk factors relating to an investment in the Securities described in the Annual Reports on Form 10-K of PPL Corporation, PPL Energy Supply and PPL Electric, as applicable, for the year ended December 31, 2006, filed with the SEC on February 28, 2007 and incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties we have described are not the only ones facing PPL Corporation, PPL Energy Supply and PPL Electric. The prospectus supplement applicable to each type or series of Securities we offer will contain a discussion of additional risks applicable to an investment in us and the particular type of Securities we are offering under that prospectus supplement.

FORWARD-LOOKING INFORMATION

Certain statements included or incorporated by reference in this prospectus, including statements with respect to future earnings, energy supply and demand, costs, electric rates, subsidiary performance, growth, new technology, project development, fuel and energy prices, strategic initiatives, and generating capacity and performance, are “forward-looking statements” within the meaning of the federal securities laws. Although we believe that the expectations and assumptions reflected in these statements are reasonable, there can be no assurance that these expectations will prove to be correct. These forward-looking statements involve a number of risks and uncertainties, and actual results may differ materially from the results discussed in the forward-looking statements. In addition to the specific factors discussed in the “Risk Factors” section in this prospectus and our reports that are incorporated by reference, the following are among the important factors that could cause actual results to differ materially from the forward-looking statements:

•	market demand and prices for energy, capacity and fuel;

•	market prices for crude oil and the potential impact on synthetic fuel operations, synthetic fuel purchases from third parties and the phase — out of synthetic fuel tax credits;

•	weather conditions affecting generation production, customer energy usage and operating costs;

•	competition in retail and wholesale power markets;

•	liquidity of wholesale power markets;

•	defaults by our counterparties under our energy or fuel contracts;

•	the effect of any business or industry restructuring;

•	our profitability and liquidity, including access to capital markets and credit facilities;

•	new accounting requirements or new interpretations or applications of existing requirements;

•	operation and availability of existing generation facilities and operating costs;

•	transmission and distribution system conditions and operating costs;

•	current and future environmental conditions and requirements and the related costs of compliance, including environmental capital expenditures and emission allowances and other expenses;

•	significant delays in the planned installation of pollution control equipment at our coal-fired generating units in Pennsylvania due to weather conditions, contractor performance or other reasons;

•	market prices of commodity inputs for ongoing capital expenditures;

•	collective labor bargaining negotiations;

•	development of new projects, markets and technologies;

•	performance of new ventures;

•	asset acquisitions and dispositions;

•	political, regulatory or economic conditions in states, regions or countries where we or our subsidiaries conduct business;

•	any impact of hurricanes or other severe weather on our business, including any impact on fuel prices;

•	receipt of necessary governmental permits, approvals and rate relief;

•	new state, federal or foreign legislation, including new tax legislation;

•	state, federal and foreign regulatory developments;

•	the impact of any state, federal or foreign investigations applicable to us and our subsidiaries and the energy industry;

•	capital market conditions, including changes in interest rates, and decisions regarding our capital structure;

•	stock price performance of PPL Corporation;

•	the market prices of equity securities and the impact on pension costs and resultant cash funding requirements for defined benefit pension plans;

•	securities and credit ratings;

•	foreign currency exchange rates;

•	the outcome of litigation against us;

•	potential effects of threatened or actual terrorism or war or other hostilities; and

•	our commitments and liabilities.

Any such forward-looking statements should be considered in light of such important factors and in conjunction with other documents we file with the SEC.

New factors that could cause actual results to differ materially from those described in forward-looking statements emerge from time to time, and it is not possible for us to predict all of such factors, or the extent to which any such factor or combination of factors may cause actual results to differ from those contained in any forward-looking statement. Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to update the information contained in such statement to reflect subsequent developments or information.

PPL CORPORATION

PPL Corporation, incorporated in 1994 and headquartered in Allentown, Pennsylvania, is an energy and utility holding company that, through its subsidiaries, is primarily engaged in the supply and delivery of energy. Through its subsidiaries, PPL Corporation generates electricity from power plants in the northeastern and western United States; markets wholesale or retail energy primarily in the northeastern and western portions of the United States; delivers electricity to approximately 5.1 million customers in Pennsylvania, the United Kingdom and Latin America; and provides energy services for businesses in the mid-Atlantic and northeastern United States. PPL Corporation’s overall strategy is to achieve disciplined growth in energy supply margins while limiting volatility in both cash flows and earnings, and to achieve stable, long-term growth in regulated delivery businesses through efficient operations and strong customer and regulatory relations.

PPL Corporation’s principal subsidiaries are shown below:

Energy Supply

PPL Corporation, through its indirect, wholly-owned subsidiaries, PPL Generation and PPL EnergyPlus, owns and operates electricity generating power plants and markets this electricity and other power purchases to deregulated wholesale and retail markets. Both of these subsidiaries also are direct, wholly owned subsidiaries of PPL Energy Supply. As of December 31, 2006, PPL Corporation owned or controlled, through its subsidiaries, 11,556 megawatts, or MW, of electric power generation capacity and had plans to implement capital projects at certain existing generating facilities that would provide 349 MW of additional capacity by 2011. See “PPL Energy Supply, LLC” below for more information.

PPL Corporation’s strategy for its energy supply business is to match energy supply with load, or customer demand, under agreements of varying lengths with creditworthy counterparties, to capture profits while effectively managing exposure to movements in energy and fuel prices and counterparty credit risk.

Energy Delivery

PPL Corporation provides energy delivery services in the mid-Atlantic regions of the United States through its regulated public utility subsidiaries, PPL Electric and PPL Gas, and in the United Kingdom and Latin America through its subsidiary, PPL Global. PPL Electric provides electricity delivery services to approximately 1.4 million customers in eastern and central Pennsylvania. See “PPL Electric Utilities Corporation” below for more information. PPL Gas Utilities Corporation provides natural gas distribution and propane services to approximately 110,000 customers in portions of various counties in Pennsylvania, as well as in small portions of Maryland and

Delaware. Through its subsidiaries, PPL Global provides electricity delivery services to approximately 3.7 million customers in the United Kingdom and Latin America. PPL Global also is a wholly-owned subsidiary of PPL Energy Supply, LLC. See “PPL Energy Supply, LLC” below for more information.

In March, 2007 PPL Corporation announced that it intends to sell its regulated electricity delivery operations in Latin America through an auction process that it expects to take several months to complete.

PPL Corporation’s strategy for its energy delivery businesses is to operate these businesses at the most efficient cost while maintaining high levels of customer service and reliability.

PPL Corporation’s subsidiaries, including PPL Energy Supply and PPL Electric, are separate legal entities, and are not liable for the debts of PPL Corporation, and PPL Corporation is not liable for the debts of its subsidiaries (other than under the PPL Guarantees and the PPL Subordinated Guarantees). Neither PPL Energy Supply nor PPL Electric will guarantee or provide other credit or funding support for the Securities to be offered by PPL Corporation pursuant to this prospectus.

PPL CAPITAL FUNDING, INC.

PPL Capital Funding is a Delaware corporation and a wholly-owned subsidiary of PPL Corporation. PPL Capital Funding’s primary business is to provide PPL Corporation with financing for its operations. PPL Corporation will fully and unconditionally guarantee the payment of principal, premium and interest on the PPL Capital Funding Debt Securities pursuant to the PPL Guarantees and the PPL Capital Funding Subordinated Debt Securities pursuant to the PPL Subordinated Guarantees, as will be described in supplements to this prospectus.

PPL ENERGY SUPPLY, LLC

PPL Energy Supply, formed in 2000 and headquartered in Allentown, Pennsylvania, is an energy company engaged, through its subsidiaries, in the generation and marketing of electricity in the northeastern and western power markets of the United States and in the delivery of electricity in the United Kingdom and Latin America. PPL Energy Supply’s major operating subsidiaries are PPL Generation, PPL EnergyPlus and PPL Global. PPL Energy Supply is an indirect, wholly-owned subsidiary of PPL Corporation. See “PPL Corporation” above for more information.

Energy Supply: PPL Generation and PPL EnergyPlus

As of December 31, 2006, PPL Energy Supply owned or controlled, through its PPL Generation subsidiary, 11,556 MW of electric power generation capacity, with power plants in Pennsylvania (9,229 MW), Montana (1,289 MW), Illinois (540 MW), Connecticut (243 MW), New York (159 MW) and Maine (96 MW). PPL Generation also has current plans to implement capital projects at certain of its existing generation facilities in Pennsylvania and Montana that would provide 349 MW of additional generation capacity by 2011. PPL Generation’s plants are fueled by nuclear fuel, coal, gas, oil and water. The electricity from these plants is sold to PPL EnergyPlus under FERC-jurisdictional power purchase agreements.

PPL EnergyPlus markets or brokers the electricity produced by PPL Generation’s subsidiaries, along with purchased power, natural gas and oil, in competitive wholesale and deregulated retail markets, primarily in the northeastern and western portions of the United States. PPL EnergyPlus also provides energy-related products and services, such as engineering and mechanical contracting, construction and maintenance services, to commercial and industrial customers.

At December 31, 2006, PPL Energy Supply estimated that, on average, approximately 89% of its expected annual generation output for the period 2007 through 2010 would be used to meet:

•	the obligation of its subsidiary PPL EnergyPlus under two agreements to provide electricity to PPL Electric, so that PPL Electric can, in turn, provide electricity as a “provider of last resort,” or “PLR,” through 2009 under fixed-price tariffs pursuant to the Pennsylvania Electricity Generation Customer

Choice and Competition Act, or Customer Choice Act (See “PPL Electric Utilities Corporation — Provider of Last Resort”);

•	PPL EnergyPlus’ obligation under agreements to provide electricity to NorthWestern Corporation through June 2014; and

•	other contractual sales to other counterparties for terms of various lengths.

In anticipation of the expiration of the PLR agreements referenced above at the end of 2009, and consistent with its business strategy, PPL Energy Supply has already entered into commitments for a portion of the output of its facilities for the years 2010 and later. PPL’s strategy for 2007 is to obtain commitments for 30 to 50 percent of its 2010 baseload generation output in the PJM Interconnection region. PPL has already obtained commitments at the lower end of this range. Based on the way in which the wholesale markets have developed over the last several years, PPL Energy Supply expects that these new agreements are likely to continue to be of a shorter duration than the current PLR agreements, which at inception had terms of approximately nine years.

International Energy Delivery: PPL Global

PPL Energy Supply provides electricity delivery services in the United Kingdom and Latin America through its PPL Global subsidiary, which currently owns and operates electricity delivery businesses serving approximately 3.7 million customers. PPL Global owns Western Power Distribution Holdings Limited and WPD Investment Holdings Limited, which together we refer to as WPD. WPD operates two electric distribution companies in the U.K., which together serve approximately 2.6 million end-users. PPL Global’s Latin American subsidiaries in Chile, El Salvador and Bolivia serve an aggregate of approximately 1.1 million end-users.

As discussed above, in March, 2007 PPL Corporation announced that it intends to sell its regulated electricity delivery operations in Latin America.

PPL Energy Supply’s strategy for its international electricity delivery businesses is to operate these businesses at the most efficient cost while maintaining high levels of customer service and reliability.

Neither PPL Corporation nor any of its other subsidiaries or affiliates will guarantee or provide other credit or funding support for the securities to be offered by PPL Energy Supply pursuant to this prospectus.

PPL ELECTRIC UTILITIES CORPORATION

PPL Electric, incorporated in 1920 and headquartered in Allentown, Pennsylvania, is a direct subsidiary of PPL Corporation and a regulated public utility. PPL Electric provides electricity delivery services to approximately 1.4 million customers in eastern and central Pennsylvania. PPL Electric also provides electricity supply to retail customers in that territory as a PLR under the Customer Choice Act.

Provider of Last Resort. Pursuant to a 1998 order issued by the Pennsylvania Public Utility Commission, or PUC, PPL Electric agreed to provide electricity supply as a PLR to retail customers in its service territory not selecting an alternate electric energy supplier at predetermined capped rates through 2009. In order to meet this obligation, PPL Electric entered into full-requirements energy supply agreements with another subsidiary of PPL Corporation, PPL EnergyPlus, designed to provide PPL Electric with sufficient supply to satisfy its PLR obligation through the end of 2009. PPL Electric’s PLR obligation after 2009 will be determined by the PUC pursuant to rules that have not yet been promulgated. While regulations governing PLR obligations after 2009 have been proposed for comment by the PUC, at this time, PPL Electric cannot predict the content of these regulations, including whether this will include requirements for the pricing and other terms of PLR contracts, or when the regulations will be finalized. PPL Electric also cannot predict the extent to which it will purchase power from PPL EnergyPlus after 2009.

Strategic Initiative. In 2001, PPL Electric completed a strategic initiative designed to reduce its business and financial risk profile by, among other things, limiting its business activities to the transmission and distribution of electricity and businesses related to or arising out of the electric transmission and distribution businesses and reduce its exposure to volatility in energy prices associated with its PLR obligation. Obtaining long-term electric supply agreements with PPL EnergyPlus to meet its PLR obligations through 2009 at prices generally equal to the predetermined capped rates it was allowed to charge PLR customers was a key component of this initiative. Other key components of the initiative involved actions to confirm PPL Electric’s legal separation from PPL Corporation and PPL Corporation’s other subsidiaries. In connection with the initiative PPL Electric:

•	adopted amendments to its Articles of Incorporation and Bylaws containing corporate governance and operating provisions designed to confirm and reinforce its legal and corporate separateness from PPL Corporation and its other affiliated companies and providing for PPL Electric to limit its businesses to electric transmission and distribution and related activities;

•	appointed an independent director to its Board of Directors and required the unanimous approval of the Board of Directors, including the consent of the independent director, to amendments to these corporate governance and operating provisions or to the commencement of any insolvency proceedings, including any filing of a voluntary petition in bankruptcy or other similar actions; and

•	in connection with the issuance of certain senior secured bonds, agreed to appoint an independent compliance administrator to review, on a semi-annual basis, its compliance with the corporate governance and operating requirements contained in its Articles of Incorporation and Bylaws. When such bonds are no longer outstanding, and in certain other circumstances, PPL Electric will not be required to maintain an independent compliance administrator.

The amended Articles of Incorporation and Bylaws permit PPL Electric’s Board of Directors to adopt additional amendments to the Bylaws, including amendments that revise or eliminate provisions that are designed to reinforce PPL Electric’s legal separateness from its affiliates. However, any such amendment must be approved unanimously by PPL Electric’s Board of Directors, including the independent director.

The enhancements to PPL Electric’s legal separation from its affiliates were intended to minimize the risk that a court would order PPL Electric’s assets and liabilities to be substantively consolidated with those of PPL Corporation or another affiliate of PPL Corporation in the event that PPL Corporation or another PPL Corporation affiliate were to become a debtor in a bankruptcy case. However, if PPL Corporation or another PPL Corporation affiliate were to become a debtor in a bankruptcy case, there can be no assurance that a court would not order PPL Electric’s assets and liabilities to be consolidated with those of PPL Corporation or such other PPL Corporation affiliate. Any such substantive consolidation could result in delays or reductions in payments on PPL Electric’s Securities.

Neither PPL Corporation nor any of PPL Corporation’s subsidiaries or affiliates will guarantee or provide other credit or funding support for the securities to be offered by PPL Electric pursuant to this prospectus.

The offices of PPL Corporation, PPL Capital Funding, PPL Energy Supply and PPL Electric are located at Two North Ninth Street, Allentown, Pennsylvania 18101-1179 and they can be contacted through telephone number (610) 774-5151.

The information above concerning PPL Corporation, PPL Capital Funding, PPL Energy Supply and PPL Electric and, if applicable, their respective subsidiaries is only a summary and does not purport to be comprehensive. For additional information about these companies, including certain assumptions, risks and uncertainties involved in the forward-looking statements contained or incorporated by reference in this prospectus, you should refer to the information described in “Where You Can Find More Information.”

USE OF PROCEEDS

Except as otherwise described in a prospectus supplement, the net proceeds from the sale of the PPL Capital Funding Debt Securities and the PPL Capital Funding Subordinated Debt Securities will be loaned to PPL Corporation and/or its subsidiaries. PPL Corporation and/or its subsidiaries are expected to use the proceeds of such loans, and the proceeds of the other Securities issued by PPL Corporation, for general corporate purposes, including repayment of debt. Except as otherwise described in a prospectus supplement, each of PPL Energy Supply and PPL Electric is expected to use the proceeds of the Securities it issues for general corporate purposes, including repayment of debt.

RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

PPL Corporation

The following table sets forth PPL Corporation’s ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated:

	Twelve Months
	Ended December 31,
	2006	2005	2004	2003	2002

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends (a)	3.0	2.6	2.7	2.6	1.9

(a)	In calculating the earnings component, net income excludes minority interest, loss from discontinued operations and the cumulative effects of changes in accounting principles. See PPL Corporation’s reports on file with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as described under “Where You Can Find More Information” for more information. PPL Corporation had no preferred securities outstanding during the periods indicated; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

PPL Energy Supply

The following table sets forth PPL Energy Supply’s ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred dividends for the periods indicated:

	Twelve Months
	Ended December 31,
	2006	2005	2004	2003	2002

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred securities dividends (a)	3.8	3.3	4.1	4.8	3.9

(a)	In calculating the earnings component, net income excludes minority interest, loss from discontinued operations and the cumulative effects of changes in accounting principles. See PPL Energy Supply’s reports on file with the SEC pursuant to the Exchange Act as described under “Where You Can Find More Information” for more information. PPL Energy Supply had no preferred securities outstanding during the periods indicated; therefore, the ratio of earnings to combined fixed charges and preferred securities dividends is the same as the ratio of earnings to fixed charges.

PPL Electric

The following table sets forth PPL Electric’s ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated:

	Twelve Months
	Ended December 31,
	2006	2005	2004	2003	2002

Ratio of earnings to fixed charges (a)	2.9	2.1	1.4	1.2	1.2
Ratio of earnings to combined fixed charges and preferred stock dividends (a)	2.5	2.1	1.4	1.2	1.2

(a)	See PPL Electric’s reports on file with the SEC pursuant to the Exchange Act as described under “Where You Can Find More Information” for more information.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

PPL Corporation, PPL Energy Supply and PPL Electric each file reports and other information with the SEC. You may obtain copies of this information by mail from the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

PPL Corporation’s Internet Web site is www.pplweb.com. On the Investor Center page of that Web site PPL Corporation provides access to all SEC filings of PPL Corporation, PPL Energy Supply and PPL Electric free of charge, as soon as reasonably practicable after filing with the SEC. The information at PPL Corporation’s Internet Web site is not incorporated in this prospectus by reference, and you should not consider it a part of this prospectus. Additionally, PPL Corporation’s, PPL Energy Supply’s and PPL Electric’s filings are available at the SEC’s Internet Web site (www.sec.gov).

PPL Corporation Common Stock is listed on the New York Stock Exchange (“NYSE”) and the Philadelphia Stock Exchange (symbol: PPL), and reports, proxy statements and other information concerning PPL Corporation can also be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005 and the Philadelphia Stock Exchange, 1900 Market Street, Philadelphia, Pennsylvania 19103.

Certain securities of PPL Energy Supply and PPL Electric are also listed on the NYSE, and certain information concerning PPL Energy Supply and PPL Electric may be inspected at the NYSE offices in New York.

In addition, reports, proxy statements and other information concerning PPL Corporation, PPL Energy Supply and PPL Electric can be inspected at their offices at Two North Ninth Street, Allentown, Pennsylvania 18101-1179.

Incorporation by Reference

Each of PPL Corporation, PPL Energy Supply and PPL Electric will “incorporate by reference” information into this prospectus by disclosing important information to you by referring you to another document that it files separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede that information. This prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about the registrants.

PPL Corporation

SEC Filings (File No. 1-11459)	Period/Date

Annual Report on Form 10-K	Year ended December 31, 2006
Current Reports on Form 8-K	Filed on January 3, 2007, January 31, 2007 and March 6, 2007
PPL Corporation’s Registration Statement on Form 8-B	Filed on April 27, 1995
PPL Corporation’s 2006 Notice of Annual Meeting and Proxy Statement	Filed on March 20, 2006

PPL Energy Supply

SEC Filings (File No. 333-74794)	Period/Date

Annual Report on Form 10-K	Year ended December 31, 2006
Current Report on Form 8-K	Filed on March 6, 2007

PPL Electric

SEC Filings (File No. 1-905)	Period/Date

Annual Report on Form 10-K	Year ended December 31, 2006
Current Reports on Form 8-K	Filed on January 31, 2007

Additional documents that PPL Corporation, PPL Energy Supply and PPL Electric file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, between the date of this prospectus and the termination of the offering of the Securities are also incorporated herein by reference. In addition, any additional documents that PPL Corporation, PPL Energy Supply or PPL Electric file with the SEC pursuant to these sections of the Exchange Act after the date of the filing of the registration statement containing this prospectus, and prior to the effectiveness of the registration statement are also incorporated herein by reference.

Each of PPL Corporation, PPL Energy Supply and PPL Electric will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, a copy of any and all of its filings with the SEC. You may request a copy of these filings by writing or telephoning the appropriate registrant at:

Two North Ninth Street
Allentown, Pennsylvania 18101-1179
Attention: Investor Services Department
Telephone: 1-800-345-3085

No separate financial statements of PPL Capital Funding are included herein or incorporated herein by reference. PPL Corporation and PPL Capital Funding do not consider those financial statements to be material to holders of the PPL Capital Funding Debt Securities or PPL Capital Funding Subordinated Debt Securities because (1) PPL Capital Funding is a wholly-owned subsidiary that was formed for the primary purpose of providing financing for PPL Corporation and its subsidiaries, (2) PPL Capital Funding does not currently engage in any independent operations and (3) PPL Capital Funding does not currently plan to engage, in the future, in more than minimal independent operations. See “PPL Capital Funding.” PPL Capital Funding has received a “no action” letter from the Staff of the SEC stating that the Staff would not raise any objection if PPL Capital Funding does not file periodic reports under Sections 13 and 15(d) of the Exchange Act. Accordingly, PPL Corporation and PPL Capital Funding do not expect PPL Capital Funding to file those reports.

EXPERTS

The financial statements and schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of PPL Corporation audited by Ernst & Young LLP, incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2006, have been so incorporated in reliance on their reports, given on their authority as experts in auditing and accounting.

The financial statements and schedules of PPL Energy Supply, LLC and PPL Electric Utilities Corporation audited by Ernst & Young, LLP incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2006, have been so incorporated in reliance on their reports, given on their authority as experts in auditing and accounting.

The financial statements as of December 31, 2005 and for the years ended December 31, 2005 and 2004, of PPL Corporation, PPL Energy Supply, LLC and PPL Electric Utilities Corporation incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2006 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

VALIDITY OF THE SECURITIES AND THE PPL GUARANTEES

Dewey Ballantine LLP, New York, New York or Simpson Thacher & Bartlett LLP, New York, New York and Michael A. McGrail, Esq., Associate General Counsel of PPL Services Corporation, will pass upon the validity of the Securities, the PPL Guarantees and the PPL Subordinated Guarantees for PPL Corporation, PPL Capital Funding, PPL Energy Supply and PPL Electric. Sullivan & Cromwell LLP, New York, New York, will pass upon the validity of the Securities, the PPL Guarantees and the PPL Subordinated Guarantees for any underwriters or agents. Dewey Ballantine LLP, Simpson Thacher & Bartlett LLP and Sullivan & Cromwell LLP will rely on the opinion of Mr. McGrail as to matters involving the law of the Commonwealth of Pennsylvania. As to matters involving the law of the State of New York, Mr. McGrail will rely on the opinion of Dewey Ballantine LLP or Simpson Thacher & Bartlett LLP, as applicable.

$250,000,000

PPL Electric Utilities Corporation

6.45% Senior Secured Bonds
due 2037

PROSPECTUS SUPPLEMENT
August 8, 2007

Joint Book-Running Managers

BNP PARIBAS
Credit Suisse
Scotia Capital

Co-Managers

ABN AMRO Incorporated
BNY Capital Markets, Inc.
Lazard Capital Markets